SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2009

_________________________

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item
1	Financial Statements and Operating and Financial Review and Prospects, as of March 31, 2009 and December 31, 2008 and for the three-month periods ended March 31, 2009 and 2008

Item 1

Financial Statements
and Operating and Financial Review and Prospects

        As of March 31, 2009 and December 31, 2008 and for the three-month periods ended March 31, 2009 and 2008

TELEFONICA DE ARGENTINA S.A.

TABLE OF CONTENTS OF THE CONSOLIDATED FINANCIAL STATEMENTS

Table of Contents

Consolidated Balance Sheets as of March 31, 2009 and December 31, 2008 (1).

Consolidated Statement of Operations for the three-month period ended March 31, 2009 and unconsolidated  Statement of Operations for the three-month period ended March 31, 2008 (1).

Consolidated Statement of Changes in Shareholders' Equity for the three-month period ended March 31, 2009 and unconsolidated Statement of Changes in Shareholders' Equity for the three-month period ended March 31, 2008 (1).

Consolidated Statement of Cash Flows for the three-month period ended March 31, 2009 and unconsolidated Statement of Cash Flows for the three-month period ended March 31, 2008 (1).

Notes to Financial Statements as of March 31, 2009 and comparative information (1).

Operating and Financial Review and Prospects.

(1) See note 2.1.

TELEFONICA DE ARGENTINA S.A.

CONSOLIDATED BALANCE SHEETS AS OF MARCH 31, 2009 AND DECEMBER 31, 2008 (1)

(amounts stated in millions of Argentine pesos, restated as described in note 2.2.)

	March-09	December-08 (1)
ASSETS
CURRENT ASSETS

Cash (note 3.1.a)	18	33
Investments (note 19.c)	512	349
Trade receivables (note 3.1.b)	764	698
Other receivables (note 3.1.c)	59	79
Inventories (note 3.1.d)	30	17
Other assets (note 3.1.e)	2	2
Total current assets	1,385	1,178

NONCURRENT ASSETS

Trade receivables (note 3.1.b)	5	5
Other receivables (note 3.1.c)	32	57
Fixed assets (note 19.a)	4,701	4,805
Intangible assets (note 19.b)	176	176

Subtotal noncurrent assets	4,914	5,043

Goodwill (note 3.1.f)	62	62

Total noncurrent assets	4,976	5,105

Total assets	6,361	6,283

LIABILITIES
CURRENT LIABILITIES

Trade payables (note 3.1.g)	918	935
Bank and financial payables (note 3.1.h)	83	77
Payroll and social security taxes payable (note 3.1.i)	205	249
Taxes payable (note 3.1.j)	327	304
Other payables (note 3.1.k)	46	25
Reserves (note 19.d)	31	38

Total current liabilities	1,610	1,628

NONCURRENT LIABILITIES

Trade payables (note 3.1.g)	133	131
Bank and financial payables (note 3.1.h)	1,310	1,243
Payroll and social security taxes payable (note 3.1.i)	138	132
Taxes payable (note 3.1.j)	195	235
Other payables (note 3.1.k)	12	12
Reserves (note 19.d)	345	353

Total noncurrent liabilities	2,133	2,106

NET LIABILITIES FROM DISCONTINUED OPERATIONS (note 3.1.l)	11	11

Total liabilities	3,754	3,745

SHAREHOLDERS' EQUITY	2,607	2,538

Total liabilities and shareholders' equity	6,361	6,283

(1)  See notes 2.1. and 2.6.

The accompanying notes 1 to 19 are an integral part of these financial statements.

EDUARDO FERNANDO CARIDE
Chairman

TELEFONICA DE ARGENTINA S.A.

CONSOLIDATED STATEMENT OF OPERATIONS FOR THE THREE-MONTH PERIOD

 ENDED MARCH 31, 2009 AND UNCONSOLIDATED STATEMENT OF OPERATIONS

 FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2008 (1)

(amounts stated in millions of Argentine pesos, except for earnings per share ratio and per ADS ratio, restated as described in note 2.2.)

	March-09	March-08 (1)

NET REVENUES	1,355	1,100

COST OF SERVICES PROVIDED (note 3.1.m)	(660)	(576)

Gross profit	695	524

ADMINISTRATIVE EXPENSES (note 19.g)	(131)	(107)

SELLING EXPENSES (note 19.g)	(287)	(225)

OTHER EXPENSES, NET (note 19.g)	(36)	(31)

Subtotal	241	161

FINANCIAL INCOME AND HOLDING GAINS/(LOSSES) ON ASSETS (2)
Exchange differences	34	4
Interest and financial income	14	22
Holding loss from government securities	-	(6)
Holding gain from financial instruments	2	-

FINANCIAL EXPENSE AND HOLDING (LOSSES)/GAINS ON LIABILITIES (3)
Exchange differences	(121)	(28)
Interest and financial charges	(59)	(64)
Holding (loss)/gain from financial instruments	(8)	8
Other	-	(1)

Net income before income tax	103	96

INCOME TAX (note 2.3.k)	(34)	(32)

Net income for the period	69	64

Earnings per share for the period (4)	0.0099	0.0092

Earnings per ADS for the period (4)	0.3952	0.3665

(1)	See notes 2.1. and 2.6.
(2)	Mainly related to current investments, trade receivables and other receivables.
(3)	Mainly related to trade, bank and financial, taxes, other payables and reserves.
(4)	Basic and diluted earnings per share and American Depositary Shares (“ADS”) are the same, as there are no outstanding options to purchase shares. Amounts stated in Argentine pesos (see note 2.3.n).

The accompanying notes 1 to 19 are an integral part of these financial statements.

EDUARDO FERNANDO CARIDE
Chairman

TELEFONICA DE ARGENTINA S.A.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE THREE-MONTH PERIOD

ENDED MARCH 31, 2009 AND UNCONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2008 (1)

(amounts stated in millions of Argentine pesos, restated as described in note 2.2.)

	CAPITAL STOCK (2)
	Nominal value
ACCOUNT	Outstanding shares	Comprehensive adjustment to capital stock	Subtotal	Legal Reserve (2)	Reserve for future dividends (2)	Retained earnings (Accumulated deficit) (2)	Total

Balance as of December 31, 2007	698	1,209	1,907	11	211	72	2,201

Net income for the three-month period ended March 31, 2008	-	-	-	-	-	64	64

Balance as of March 31, 2008	698	1,209	1,907	11	211	136	2,265

Appropriation of retained earnings as approved by the General Ordinary and Special Class A and Class B Shareholders’ Meeting held on April 21, 2008 (see note 5.)	-	-	-	4	68	(72)	-

Net income for the nine-month period ended December 31, 2008	-	-	-	-	-	273	273

Balance as of December 31, 2008	698	1,209	1,907	15	279	337	2,538

Net income for the three-month period ended March 31, 2009	-	-	-	-	-	69	69

Balance as of March 31, 2009	698	1,209	1,907	15	279	406	2,607

(1)	See note 2.1.
(2)	See note 5.

The accompanying notes 1 to 19 are an integral part of these financial statements.

EDUARDO FERNANDO CARIDE
Chairman

TELEFONICA DE ARGENTINA S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS (1) FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2009

AND UNCONSOLIDATED STATEMENT OF CASH FLOWS FOR THE THREE-MONTH

 PERIOD ENDED MARCH 31, 2008 (2) (6)

(amounts stated in millions of Argentine pesos, restated as described in note 2.2.)

	March-09	March-08 (2)
Cash and cash equivalents at end of period (3)	530	364
Cash and cash equivalents at beginning of year (3)	382	118

Increase in cash and cash equivalents	148	246

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS

Net income for the period	69	64
Adjustments to reconcile net income for the period to net cash provided by operating activities:
Foreign exchange differences (4)	111	24
Fixed assets depreciation	232	236
Material consumption	12	13
Intangible assets amortization	14	12
Cost of services provided	13	4
Holding gain from financial instruments	6	(8)
Holding loss from government securities	-	6
Increase in allowance and accruals, net of reversals	54	55
Income tax	34	32
Interest and financial charges, net	21	19

Changes in assets and liabilities:
Trade receivables	(80)	(17)
Current investments	-	27
Other receivables	48	(2)
Inventories	(26)	(5)
Trade payables	(109)	(48)
Payroll and social security taxes payable	(38)	(16)
Taxes payable	(37)	14
Other payables	17	(5)
Collected interests	4	6
Contingencies payment	(44)	(64)
Payment of minimum presumed income tax	(14)	(9)

Cash flows generated by operating activities	287	338

Cash flows used in investing activities:
Fixed assets purchases (5)	(81)	(155)
Increase in intangible assets	(14)	(14)

Cash flows used in investing activities	(95)	(169)

Cash flows used in financing activities:
Net short-term loans	-	117
Repayments of loans	(19)	(17)
Interest paid	(25)	(23)

Cash flows used in financing activities	(44)	77

Increase in cash and cash equivalents	148	246

(1)
Cash and cash equivalents with original maturities not exceeding three months are considered to be cash and cash equivalents which totaled: (i) 18 million and 512 million, respectively, as of March 31, 2009, (ii) 33 million and 349 million, respectively, as of December 31, 2008, (iii) 21 million and 343 million, respectively, as of March 31, 2008, and (iv) 15 million and 103 million, respectively, as of December 31, 2007.

(2)	See notes 2.1. and 2.6.
(3)
In 2008, cash and cash equivalents at end of period and at beginning of year do not include 281 million and 307 million, respectively, related to discount bond, Gross Domestic Product (“GDP”) related securities, negotiable obligations of Telefónica Móviles Argentina S.A. (“TMA S.A.”) and restricted assets.

(4)	In 2009, net of 24 million related to exchange differences originated by cash and cash equivalents denominated in foreign currency.
(5)	In 2009 and 2008, net of 59 million and 15 million, respectively, financed by trade payables.
(6)	Prepared consistently with International Accounting Standard No. 7.

The accompanying notes 1 to 19 are an integral part of these financial statements.

EDUARDO FERNANDO CARIDE
Chairman

TELEFONICA DE ARGENTINA S.A.

 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2009 AND
 COMPARATIVE INFORMATION (see notes 2.1. and 2.6.)

Amounts stated in millions of Argentine pesos (except where expressly indicated that figures are stated in Argentine pesos or other currency)

1.	OPERATIONS OF TELEFONICA

Telefónica de Argentina S.A. (“Telefónica”) holds a license for an unlimited period of time to provide Basic Telephone Services to the Southern Region of Argentina (the “Southern region license”), which was exclusive until late 1999.

Additionally, Telefónica holds a license agreement from the Secretary of Communications (“S.C.”) for an unlimited period of time, to provide local and domestic and international long-distance telephone services and telex services in the Northern region of the country. Telefónica’s obligations under this license mainly relate to service quality and coverage of the areas to be serviced.

On June 9, 2000, the Federal Executive Power (“PEN”) issued Decree No. 465/00 which provided the complete deregulation of the telecommunications market as from November 9, 2000.

On September 3, 2000, the PEN issued Decree No. 764/00 which, in the context of such deregulation, approved the Rules for Licenses for Telecommunication Services, for the Interconnection, for the Universal Service and for the Management and Control of Radioelectric Spectrum. These rules constitute the current regulatory framework applicable to Telefónica. On September 19, 2000, Telefónica filed a reconsideration petition against certain specific issues of Decree No. 764/00. The Court has not ruled on this issue.

On April 3, 2008, the PEN issued Decree No. 558/08 which replaces Exhibit III to Decree No. 764/00 concerning the Universal Service Regulations and creates the Trust Fund for the Universal Service (see note 12.).

In December 2008, Telefónica acquired 100% of the capital stock of TDA S.A., a company dedicated to telecommunication services supply, either by its own or on behalf of third parties (see note 18.).

Telefónica’s short-term strategy has been to adapt its business plans to address the challenges and risks presented by the 2002 Argentine economic crisis. Therefore, Telefónica has focused on the renegotiation of the agreement with the government and has been taking certain steps to moderate the effects of the imbalance between changes in revenues and costs caused by the significant increase in the prices of supplies and the cost of technology–related investments usually required by the Telefónica’s business, and the situation affecting service rates described in note 8.1. Some of these measures include: i) capital expenditure controls, ii) operating cost reduction, iii) increased collection rates and, iv) debt renegotiation and cash management.

The relationship between variables determining revenues and expenses was affected as a result of the conversion into pesos and freezing of Telefónica’s tariffs within the context of a potentially inflationary economy and may continue to be mismatched depending upon the regulatory framework to be designed by the Argentine Government in the future. The Transfer Contract provides mechanisms to re-balance the relation between the variables that determine revenues and costs (including investments), i.e., the so-called "economic and financial equation" upon the occurrence of certain circumstances (see note 8.). As mentioned in note 2.4., the Public Emergency and Foreign Exchange System Reform Law established the conversion into pesos of originally US dollar-denominated utility tariffs previously agreed upon in US dollars at the US$1.00 to AR$1.00 exchange rate and authorized the PEN to renegotiate agreements. Given this framework, on February 15, 2006, the Renegotiation and Analysis of Public Utilities Agreements Unit (“UNIREN”) signed, on behalf of the Federal Government and together with Telefónica, a Memorandum of Understanding (the "Memorandum of Understanding 2006") which seeks a commitment to establish in the future a stable legal framework maintaining the legal conditions set forth in the Transfer Contract and the rules in force as of the date of such memorandum.

Since 2005, the evolution of the main argentine macroeconomic variables after the economic crisis of years 2001-2002 showed positive signals such as growth of the economy, stabilization of the exchange rate and inflation. Therefore, in the opinion of Telefónica’s Management, there is greater certainty in the operating and economic environment due to, among other factors, the relative stabilization in the peso equivalent amounts of its foreign currency denominated debt, the financing already obtained and the gradual reduction of its financial debt. To date, there is a new international scenario of instability in the financial markets which in the opinion of Telefónica’s management should not have a significant impact on Telefónica’s future operations, and the future development of which will be monitored by Telefónica.

Although Telefónica has adopted the abovementioned measures to mitigate the effects of changes in its business resulting from the issue described in the above paragraphs, and certain indicators of the Argentine economy have been showing favorable signals, the future operating conditions and characteristics might not continue to be stable to the extent that in the event of new developments in local and/or international economic context, the regulatory framework may fail to establish the rules to allow reinstating the balance of the variables that constitute Telefónica’s economic and financial equation (see note 8.).

2.	SIGNIFICANT ACCOUNTING POLICIES

2.1.	Consolidated financial statements

As from TDA S.A. capital stock acquisition in December 2008, as described in note 18.,  Telefónica has been presenting as supplementary information consolidated financial statements with its controlled company. Therefore, the Company does not present consolidated comparative information for the three-month period ended March 31, 2008. The consolidated financial statements as of March 31, 2009 and as of December 31, 2008 have been prepared considering TDA S.A. balance sheet as of those dates, and its operations and cash flows generated during the three-month period ended March 31, 2009.

The information presented for comparative purposes for the three-month period ended March 31, 2008, relates to Telefónica on unconsolidated basis.

Telefónica’s consolidated financial statements have been prepared in accordance with Technical Resolution (“TR”) No. 21 of the Argentine Federation of Professional Council in Economic Sciences (“FACPCE”) applicable to consolidated financial statements and the National Securities Commission (“CNV”) pertaining regulations.

In accordance with generally accepted accounting principles and current Argentine legislation, the presentation of the parent company’s unconsolidated financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the unconsolidated financial statements. For the purpose of these financial statements, unconsolidated financial statements for the three-month period ended March 31, 2008 have been omitted since they are not required for SEC reporting purposes.

All references in these financial statements as “the Company” are related to Telefónica and its consolidated subsidiary TDA S.A.

Telefónica’s interest of TDA S.A. capital stock as of  March 31, 2009 is as follows:

		Subscribed capital stock
Company	Main Business	Nominal Value	% of votes

TDA S.A.	Telecommunication services supply, integral advice and consulting services in telecommunication systems and information technologies.	325,689,362 (1)	100

(1) Corresponds to the total capital stock of TDA S.A. See note 18.

2.2.	Presentation of financial statements in constant Argentine Pesos

Until March 31, 2002, the Company’s financial statements have been prepared recognizing the effects of changes in the purchasing power of money only through August 31, 1995, (maintaining the restatements recorded until that date), by the restatement of amounts to constant pesos, by means of the application of the restatement method in constant currency as set forth by the FACPCE in effect as of that date. Effective September 1, 1995, for professional accounting principles approved by the Professional Council in Economic Sciences of the City of Buenos Aires (“CPCECABA”) (“Argentine GAAP”) purposes, and considering the economic stability conditions at that moment, and according to the requirements of the CNV, the Company discontinued application of the restatement method. This accounting criterion was accepted by Argentine GAAP until December 31, 2001.

In 2002, as a result of the new inflationary conditions, and the changes to the Argentine economic model resulting from the enactment of the Public Emergency and Foreign Exchange System Reform Law, the CPCECABA approved the reinstatement of inflation accounting in financial statements for fiscal years or interim periods ending as from March 31, 2002, in accordance with Argentine professional accounting principles, and provided that all recorded amounts restated by changes in the general purchasing power until the suspension of such adjustments and any other amounts originated in transactions during the stability period are to be considered stated in the currency of December 2001.

Presidential Decree No. 1,269/02 and later CNV Resolution No. 415/02, reestablished the requirement of presentation of financial statements in constant currency. Nevertheless, in 2003, Presidential Decree No. 664/03 and the later Resolution No. 441/03 of the CNV set forth again that as from March 1, 2003, the restatement of financial statements in constant currency should be discontinued.

However, the CPCECABA discontinued the application of the method that required restatement into constant currency as from October 2003. In accordance with the abovementioned, the financial statements of the Company as of March 31, 2009 and 2008 and as of December 31, 2008 have been prepared recognizing the effects of variations in the purchasing power of the Argentine peso until February 28, 2003 (restated according to changes in the Argentine wholesale price index published by the Argentine Institute of Statistics and Census (“INDEC”)) in compliance with the regulations issued by the PEN and the CNV (the accumulated effect on that index between January 1, 2003 and September 30, 2003, was a 1.4% decrease). The effect on the Company’s shareholders’ equity as of March 31, 2009 and December 31, 2008 and on the results for the three-month periods ended March 31, 2009 and 2008 of not restating figures until September 30, 2003 is not significant.

2.3.	Valuation methods

The Company applied the valuation criteria established by CNV regulations for the purposes of these financial statements, which, in their application to the transactions and the balances included in these financial statements, do not differ significantly from the valuation criteria established by Argentine GAAP (see note 16.).

The preparation of financial statements in conformity with Argentine GAAP requires the Company’s Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenues and expenses during each fiscal year. Final results may differ from those estimated by the Company’s Management.

Among others, these financial statements reflect the effects of economic and foreign exchange regulations that were known as of the date of issuance of these financial statements. All Company Management estimates have been made accordingly. Some of these measures, which directly and indirectly affect the Company’s business relationships, have been challenged in legal actions filed by third parties to which the Company is not a party. The effects of any additional measures that could be taken by the Government and the implementation of those already adopted, as well as the effects of potential modifications resulting from such legal actions, will be accounted for when the Company’s Management becomes aware of them.

Accordingly, the decisions that are to be made in reliance on these financial statements should consider the potential future development of such governmental actions, and the Company’s financial statements should be read in light of these circumstances.

The principal valuation methods are:

a) Cash:

Amounts in local currency: stated at nominal value, plus, if applicable, financial income (expense) accrued as of the end of each period/year.

Amounts in foreign currency: stated at the exchange rate applicable to its settlement in effect at the end of each period/year, in accordance with the Company’s intended use, plus, if applicable, accrued financial income (expense) as of those dates.

b) Investments:

Mutual funds: stated at their net realization value.

c) Receivables and payables:

Receivables and payables in local currency: at nominal value, plus, if applicable, financial income (expense) accrued as of the end of each period/year, which does not significantly differ from the amount obtained by calculating the discounted value of the cash flows that would be derived from the related assets and liabilities.

Receivables and payables in foreign currency: valued at the exchange rates applicable to their settlement prevailing as of the end of each period/year, in accordance with the Company’s intended use, plus, if applicable, the financial income (expense) accrued as of those dates, which do not differ from the measurement of the discounted value based on the rate of each transaction.

Receivables and payables arising from financing leases have been valued at present value of the minimum payments computed at the interest rate implicit in the leases of the related assets and liabilities (see note 15.).

Debt refinancing costs incurred in connection with the issuance of negotiable obligations, are amortized by the straight-line method as from the issuance date to the maturity of such negotiable obligations and are disclosed net of the related financial payables.

Trade receivables: includes services provided and net positions with foreign carriers, both billed and accrued and unbilled as of the end of each period/year, the latter being determined based upon information about actual consumption, subsequent billings and estimates using real historical data.

Trade receivables are disclosed net of the allowance for doubtful accounts, which has been assessed based on historical data and the estimated trend of collections. The Company includes as a receivable the portion accrued as of each period/year-end of the surcharge for late payment included in the invoices for payments until the “second due-date” of the invoice.  For amounts that are past-due after the second due-date provided in the original invoice, the interest for late payment is recorded in the cases in which the Company estimates that it will be recovered.

Services received from IBM Argentina S.A. (“IBM”): since baseline services committed to be rendered by IBM over the term of the different contracts will be received by Telefónica in uniform quantities over their term, the baseline service total original cost is accrued based on the straight line method over the term of the service. The balance included in “Other payables” as of as of March 31, 2009 and December 31, 2008, respectively, includes (see note 7.1.):

a) The balance of the decreasing monthly installments paid to IBM as of each period/year-end less the cost accrued on the straight-line method basis over the term of the agreements as of each of period/year-end. Service costs renegotiations as agreed upon between the parties are accrued and recorded in Telefónica’s statement of operations on the fiscal year in which the services affected by such renegotiations were accrued.

b) Deferred results: due to the interdependence of the terms of the original agreement for outsourcing of the service and sale to IBM of the related equipment, and the repurchase obligation assumed, Telefónica did not recognize any gain from the sale of the assets as of the transfer date, or a loss for the difference between the repurchase obligation and the market value of the assets to be repurchased and, so, the net result of the initial agreement has been deferred and amortized ratably over the term of the service of the mentioned agreement as an adjustment to the cost accrued for the services mentioned in a). In addition, the loss resulting from the difference between the repurchase obligation and the market value of the assets to be repurchased in connection to the renegotiations described in note 7.1 has been deferred and amortized ratably over the term of the new agreements as part of the cost accrued for the services therein included.

The rights of use links have been valued at acquisition cost restated as indicated in note 2.2. and are accrued by the straight-line method over the duration of the term of the rights of 15 years.

Liabilities for agreements of payments in installments: in February 2009, Telefónica agreed with the Compensatory Fund for Retired Telephone Industry Workers on the differences for claims related to previous periods, whereby Telefónica agreed to pay 35.2 million. In addition, and in connection with a claim filed in the year 2009, Telefónica agreed to pay 20.8 million in installments. The book value of such payable was obtained calculating the discounted value cash flows related to items accrued as of March 31, 2009.

Universal Service contribution (see note 12.): the Company calculates the charge for the Universal Service contribution, consisting of 1% of revenues from telecommunications services, net of automatic deductions provided by the related regulation and rules of the National Communications Commission (“CNC”), and in accordance with the Company’s estimates of the amounts payable during each period/year, based on current regulations. If resulting, from the above calculation, in a balance payable, such net amount is booked as a reserve. All deductions and subsidies that must first be pre-approved by the regulatory entity will be booked by the Company as receivable in the period/year in which they will probably be reimbursed by such entity and can be valued with certainty.

Pre-retirement agreements and early retirement plans: the Company values its obligation in relation to these plans at the present value of the payments agreed as of the period/year-end (see note 17.).

Performance Share Plan (PSA): this plan is valued on the basis of the fair value of the securities to be delivered calculated on the date on which the rights are granted. Such cost is accrued on a straight-line basis during the period/year in which the services are rendered by the Executives. The fair value amounts to Euro 6.4, Euro 7.7 and Euro 8.4 per share for the first, second and third cycle, respectively. These amounts are the best benchmark of the fair value of the rights delivered to Executives, as they correspond to actual market transactions (see note 17.).

Social Security Plan for Executives (PSD): the liability resulting from the social security plan for Executives is valued based on the amounts that the Company agreed to contribute as of each period/year-end. Such cost is accrued during the period/year in which the benefit is granted and the services are rendered by the Executives. All changes are recognized in the period/year in which they are approved (see note 17.).

d) Inventories:

Equipment and supplies for selling (including telephone accessories and prepaid cards) have been accounted for at the replacement cost up to the limit of their estimated realizable value.

Inventories are accounted for net of the allowance for impairment in value and slow turnover, determined based on inventory recoverability analysis at the end of each period/year.

e) Other assets:

Other assets include buildings no longer used for Telefónica’s operations and intended for sale. The carrying book value has been recorded at restated cost as described in note 2.2., if applicable, which does not exceed its net recoverable value.

f) Fixed assets:

The fixed assets have been valued at cost restated as described in note 2.2. and depreciated by the straight-line method over their remaining useful lives. When the construction of works in progress extends over a substantial period of time, its value includes the cost of financing by third parties related to the investment during the construction period until such time as the asset is ready to be used for a productive purpose. As of March 31, 2009 and December 31, 2008, the residual value of cumulative capitalized interest on fixed assets is 251 million and 263 million, respectively.

For fixed assets whose operating condition warrants replacement earlier than the end of the useful life assigned by the Company to the fixed asset category, the Company calculates the depreciation charge based on the adjusted remaining useful life in accordance with the related asset replacement plan.

Telefónica habitually uses third-party sites to install its transmission equipment. Telefónica maintains a liability at present value to reflect the removal of assets installed at third-party sites whose counterpart consists in an increase in the value of the related fixed asset, which is depreciated on the basis of the estimated useful life of such asset.

The Company’s fixed assets were assessed for impairment based on their recoverable value on the basis of Company Management’s best estimate of future discounted cash flows of its telecommunications business, considering current information and future telephone service rates estimates.

In fiscal year 2006, TDA S.A. recorded an allowance for impairment in value of fixed assets amounting to 25 million as of March 31, 2009. This allowance originated a deferred tax asset that amounts to 8.8 million as of March 31, 2009.

In periods subsequent to the recording of the impairment, TDA S.A. will analyze the suitability of reversing it, to the extent that changes in estimates made to determine recoverable values are verified. In such case, the accounting measurement of the asset or group of assets will be increased to the lower of: a) the accounting measurement that the asset or group of assets would have had if the allowance for impairment had never been recognized; and b) its recoverable value.

The value of TDA S.A. fixed assets net of the allowance of impairment previously mentioned does not exceed their recoverable value, calculated on the basis of TDA S.A. Management’s best estimate of future discounted cash flows, considering current information.

The Company has monitored the evolution of the macroeconomic variables that affect its business and, from time to time, it has adjusted its projections based on the latest trends. Considering the operational strategies available for possible scenarios, in the opinion of the Company’s Management, it will generate future cash flows sufficient to recover the consolidated fixed assets balances. Notwithstanding the foregoing, as explained in note 8.1., the Company will continue to monitor the projected situation and will assess the effect of any new future developments.

g) Intangible assets:

The trademarks have been valued at acquisition cost restated as described in note 2.2.

The license related to the data transmission business, including the authorization to use the “B” Band, has been restated as described in note 2.2. and is amortized under the straight-line method over a 10-year term.

Licenses related to the use of invoicing software: have been valued at their cost, depreciated by the straight-line method over a 36-month period.

The non-competition clauses have been valued at acquisition cost and are amortized under the straight-line method over the term of such agreements.

IT applications and information systems have been valued at cost restated as described in note 2.2., if applicable, depreciated by the straight-line method over their remaining useful lives.

The client portfolio has been valued at acquisition cost and depreciated by the straight-line method over a 4-year period.

Intangible asset carrying value as of March 31, 2009 does not exceed recoverable value.

h) Goodwill:

Consisting of:

1)	Positive goodwill originated as a result of the acquisition of TDA S.A.

According to the purchase method as described in TR No. 21 of the FACPCE, as part of the procedure for distributing the cost amongst the assets and liabilities of the acquired entity, all the assets and liabilities of the acquired entity shall be identified, as of the date of acquisition, including those not previously recognized by the acquired entity for not meeting the requirements established by Section 4 of TR No. 16. Regarding the acquisition of capital stock of TDA S.A., Telefónica has identified certain intangible assets that had not been previously recognized in TDA S.A.’s books considering the conditions previously mentioned. Given that as of the date of issuance of these financial statements Telefónica is evaluating the information necessary to determine the current value of such intangible assets at the time of the acquisition and subsequently, their recognition as a separate asset, Telefónica has recorded such capital stock acquisition temporarily considering that the mentioned intangible assets are a part of goodwill until the mentioned evaluation is completed, in accordance with Section 1.3.1.2. of TR No. 21.

Consequently, the goodwill value corresponds to the difference between the acquisition cost and the fair value of TDA S.A.’s identifiable net assets at the time of the capital stock acquisition, as mentioned above. Telefónica has determined that such goodwill has an indefinite useful life as it considers that there is no foreseeable limit on the period during which it will generate earnings for Telefónica.

2)	Positive goodwill from the acquisition of Telecomunicaciones y Sistemas S.A. (“TYSSA”), net of gains/losses from intercompany transactions, which has been restated as described in note 2.2.

3)	Positive goodwill originated as a result of the acquisition of Adquira by TDA S.A.

As positive goodwills related to TYSSA and Adquira mentioned in 2) and 3) above, do not have a defined useful life that would allow to estimate a systematic method in order to calculate their amortization, considering the time extent during which they will generate earnings for TDA S.A. and in accordance with professional accounting standards, their amortization was discontinued

in the period ended on March 31, 2006.

The recoverability of the book value of the goodwills as of March 31, 2009 and December 31, 2008 is based on the Company Management’s best estimate of discounted future cash flows considering available information. The Company’s Management has monitored the evolution of the macroeconomic variables that affect the business and, from time to time, it has adjusted the projections based on the latest trends. In the case of TDA S.A.’s acquisition, Telefónica has considered TDA S.A.’s available operating strategies and the merger transaction mentioned in note 18. In the opinion of the Company’s Management, future cash flows will be obtained to recover the amounts booked as goodwill. Notwithstanding the foregoing, the Company’s Management will continue to monitor the projected situation and will asses the effect of any new future developments.

i) Reserves:

During the normal course of business, the Company is subject to several labor, commercial, tax and regulatory claims. While all such actions are being contested, the outcome of such individual matters is not predictable with certainty. Charges have been recorded for contingencies where it is probable that the Company will incur a loss. The amount of loss, including accrued litigation fees at the end of the period/year, is based on the Company Management’s assessment of the likelihood of occurrence taking into account legal counsel’s opinion regarding the matter. As of March 31, 2009, the amount booked for reserves is 376 million (see note 9.).

j) Financial instruments:

Telefónica uses currency swaps which, in the context of the Convertibility Law between the U.S. dollar and the Argentine peso, were intended to eliminate the variability in the cash flows of its debts denominated in yen, and to reduce fluctuations in the exchange rate between the yen and the U.S. dollar so that, Telefónica can ensure a fixed exchange rate between the yen and the U.S. dollar for these obligations paying a fixed percentage for the coverage. As of March 31, 2009 and December 31, 2008, the hedge relationships were deemed to be ineffective because of the devaluation of the peso and the freezing of Telefónica’s tariffs.

In addition, Telefónica uses currency forward agreements in order to eliminate variability in the cash flows of its indebtedness in U.S. dollars and in euros in relation to the Argentine peso. Telefónica valued its hedged obligations at the prevailing exchange rate and separately recognized the financial instruments at their estimated market value. As of March 31, 2009 and December 31, 2008 the hedge relationships were deemed to be effective.

k) Income tax and tax on minimum presumed income:

The Company records income tax by applying the deferred method. Deferred tax assets result from the temporary differences arising from allowances, accruals, financial charges that are not yet deductible for tax purposes and tax loss carryfowards. Deferred tax liabilities result mainly from temporary differences between the carrying amount restated as described in note 2.2. and the value for tax purposes of fixed assets, mainly due to the effect of the restatement applied to fiscal years 2002 and 2003, due to different depreciation criteria and to the treatment of capitalized interest.

In order to book the temporary differences, the Company applied the liabilities method, which establishes the determination of net deferred tax assets or liabilities based on temporary differences charged to the “Income tax” caption in the statement of operations.

In August 2005, the CPCECABA approved Resolution CD No. 93/2005, whereby it introduced a series of changes on its professional accounting standards, among others the option to recognize the difference between the adjusted for inflation book value of fixed assets (and other non-monetary assets) and their taxable basis as a temporary difference. On December 29, 2005, and January 26, 2006, the CNV approved General Resolutions No. 485/05 and 487/06, whereby it approved, with a few amendments, the abovementioned CPCECABA resolution.

The Company has adopted the option to recognize the difference between the adjusted for inflation book value of fixed assets (and other non-monetary assets) and their taxable basis as a temporary difference for deferred tax purposes. As of March 31, 2009 and December 31, 2008, the resulting deferred tax liabilities amount to 511 million and 531 million, respectively.

The Company’s Management evaluates the recoverability of deferred tax assets based on estimates. Ultimately, the recoverability of deferred tax assets depends upon the Company’s ability to generate enough taxable income during the periods in which these temporary differences are expected to be deductible.

Considering their estimates, the Company’s Management takes into account the reversal time period of deferred tax liabilities, projected taxable income and tax planning strategies. This assessment is based on a series of internal forecasts updated to reflect current trends. In accordance with accounting principles in force, the Company must recognize deferred tax assets when future deductibility is likely. As of March 31, 2009 and December 31, 2008, based on the information and projections available as of those dates and considering the reversal of deferred tax assets and liabilities and the variables affecting future taxable income, including the renegotiation of the Argentine debt, the foreign exchange rate, the inflation for the coming years, and the reduction in foreign currency debt of Telefónica, the Company estimates that the deferred tax assets will probably be recovered, except for the specific tax loss carryforward balance.

The following table presents the components of the Company’s deferred tax balances:

	March 31, 2009	December 31, 2008 (2)
Deferred tax assets

Income tax on general tax loss carryforwards	-	3
Income tax on specific tax loss carryforwards resulting from the disposal of shares (1)	5	5
Allowance for doubtful accounts	68	62
Accrual for reserves and other non-deductible allowances and accruals	322	322
Other	10	10
	405	402

Allowance for specific tax loss carryforwards	(5)	(5)
Subtotal	400	397

Deferred tax liabilities

Other receivables	(2)	(2)
Fixed and intangible assets	(578)	(615)
Dismissal accrual for tax purposes	(13)	(13)
Other liabilities	(2)	(2)

Subtotal	(595)	(632)
Total deferred tax liabilities, net	(195)	(235)

(1)	Relates to 15 million of specific tax loss carryforward maturing in 2012.
(2)	See note 2.1.

The following is the reconciliation of the income tax amount resulting from the application of the related tax rate on net income before tax and the amount charged to the statement of operations for the three-month periods ended March 31, 2009 and 2008:

	March 31, 2009	March 31, 2008 (1)
Net income before tax at statutory income tax rate	36	34

Net non-taxable results	(2)	(2)

Total	34	32

(1)	See note 2.1.

The Company is no longer subject to new income tax examinations by tax authorities for years before 2001. Fiscal year 2002 and beyond remain subject to examination by the Argentine Tax Authorities (“AFIP”).

Whenever applicable, the Company will recognize any interest and penalties related to uncertain tax positions as financial expenses. The Company’s Management does not believe there will be any material changes related to uncertain tax positions over the next twelve months.

Additionally, the Company calculates minimum presumed income tax by applying the effective tax rate of 1% on certain production assets valued according to the tax regulations in effect as of the end of the period/year. This tax is supplementary to income tax. The Company’s tax liabilities for each fiscal year will be the higher of these two taxes. However, if the minimum presumed income tax exceeds income tax during one fiscal year, such excess may be computed as prepayment of any income tax excess over the minimum presumed income tax that may arise in the next ten fiscal years.

As of March 31, 2009, the Company maintains 212 million as minimum presumed income tax capitalized from previous fiscal years, which were disclosed net of income tax provision included in “Current taxes payable”.

l) Shareholders' equity accounts:

 Shareholders' equity accounts have been restated, if applicable, as described in note 2.2. except for “Capital stock – Nominal value – Outstanding shares”, which is stated at its original amount. The adjustment required to restate this account in constant Argentine pesos (see note 2.2.) is included in the “Comprehensive adjustment to capital stock”.

m) Statements of operations captions:

-     Revenues and expenses are charged to income on an accrual basis. Telefónica recognizes income from fixed telephony services (local and long-distance and access to the network, among others) based on the use of the network. Charges from the installation of new telephone lines are recorded as income in the term related to the estimated remaining average life of the relation with the customer and the costs associated with these charges are recorded as expense in the term related to the estimated useful life of the related fixed assets.

-     The Company recognizes income from sales of equipment when such equipment is delivered and accepted by its customers. For contracts where the Company provides customers with an indefeasible right to use network capacity, the Company recognizes revenue ratably over the term of stated life of the agreement. In addition, the effects of the adjustment of prices agreed upon with customers in relation to services rendered are recognized when all necessary conditions are met to consider them as revenues.

-     The revenues and costs related to the data transmission service (national Virtual Private Networks, satellite services, among others) are recognized in the period in which the services are rendered. Consulting services are recognized considering the percentage of completion of the related contracts or projects and the acceptance by the customer.

-     As of each fiscal year-end, the Company had agreements with the following resellers or distributors:

i)
Other operators of telecommunication services, such as (1) local and/or long-distance providers, (2) cellular and PCS licensees, and (3) other minor providers of telecommunication services related to interconnection services that primarily include access, termination and long-distance transport of calls. The interconnection traffic is principally calculated on a per minute usage basis. Additionally these agreements usually include point-to-point leased circuits out of which the Company collects fees from installation and monthly charges. Fees from installation are collected only once. The Company collects monthly charges depending on: (i) type of line, (ii) bandwidth, (iii) distance between points leased; (iv) duration of the contract and (v) usage of the lines.

ii)
Distribution of prepaid cards: Telefónica sells prepaid cards through resellers. From the sale of prepaid cards, Telefónica charges the face value thereof less a wholesale discount of face value depending on the volume and product. Telefónica recognizes revenue and costs directly attributed to prepaid cards based on the usage of the network.

iii)
Third parties operating public phones: The operator of the public phone charges its customers for each call based on usage units. The operator receives an average variable compensation. Telefónica also charges the operator installation fees and monthly basic charges for its lines in service.

iv)
Foreign (non-Argentine) telecommunications carriers and administrations (“foreign carriers”) for calls carried by the Company covering virtually all international long-distance calls into or out of Argentina. Agreements govern payments to foreign carriers for the use of such carriers’ facilities in connecting international calls billed in Argentina and the payments by the foreign carriers for the use of facilities of Argentine carriers in connecting international calls billed abroad. The rates of payment under such agreements are negotiated with each foreign carrier. The practice among carriers is for payments due for the use of overseas networks to be recorded, collected and forwarded by the carriers in the country from which the call is initiated. Settlements among carriers are usually made on a net basis.

-     Recognition of Telinver S.A. sale: in relation to the sale of its interest in Telinver S.A. Telefónica granted a guarantee to Telefónica Publicidad e Información S.A. (“TPI”) and to

Telefónica Publicidad e Información Internacional S.A. (“TPII”), which make up the TPI group (“TPI Group”) and Telinver S.A. (see note 13.). For such guarantee, Telefónica has deferred booking the income from the sale in the amount of 11 million as of March 31, 2009 (see note 3.1.l) until the uncertainty related thereto is resolved, so that it will be probable that Telefónica receives the economic benefits associated to the disposal for that amount (see note 13.).

-     Charges for the consumption and amortization of non-monetary assets (materials, fixed assets and intangible assets) have been stated based on the inflation adjusted amounts of such assets (see note 2.2.).

-     Financial income/(expense) and holding gains/(losses) include: a) financial income and expenses, b) exchange differences generated by assets and liabilities in foreign currency, and c) holding gains and losses from government securities and financial instruments.

n) Net earnings per share and per ADS:

The Company calculates the net earnings per share and per ADS on the basis of Telefónica’s common outstanding shares of 6,984,200,296 of AR$ 0.1 face value and one vote per share. One ADS is equal to forty shares.

2.4.	Public Emergency Law– rules and regulations currently in force

Starting in early December 2001, the federal authorities implemented several monetary and foreign exchange control measures, announcing that the country would default on the payment of services of its sovereign debt, and enacting Law No. 25,561 of Public Emergency and Foreign Exchange System Reform that implied a change in the economic model in force as of that time and amended the Convertibility Law, in force since March 1991 (mainly due to the devaluation of the peso and the conversion to pesos of the obligations to deliver sums of money, both related and not related to the financial system).

Other regulations were subsequently issued, amending some of the abovementioned regulations. The main aspects of such other regulations as of the approval of these financial statements are:

a)  Public Emergency and Foreign Exchange System Reform Law provided for the conversion into pesos of public utility rates that had been agreed upon in U.S. dollars at the AR$ 1 = US$ 1 rate and it authorized the Federal Executive to renegotiate the agreement (see note 8.1.);

On February 15, 2006, Telefónica and the Argentine government, through the UNIREN, executed the Memorandum of Understanding 2006. After the procedures provided for in current regulations are met, this instrument will be the necessary background to execute the Protocol of Renegotiation of the Transfer Contract approved by Decree No. 2,332/90 (“Protocol of Renegotiation”), as provided for Law No. 25,561, section 9.

Among other aspects, the Memorandum of Understanding 2006 discusses the following main issues:

1)	Investments: Telefónica will continue making investments for the technological upgrade and development of its network and new services.
2)	Service and long-term targets (see note 6.).
3)	Contractual compliance (see note 6.).
4)	Regulatory framework (see notes 8.1. and 12.).
5)	Stay of actions and subsequent waiver of rights and withdrawal of actions (see notes 6. and 8.1.).
6)
Adjustment of value in International Incoming Calls in the local area through the application of a correction factor, so that the value mentioned in Section 37, Exhibit II, Decree No. 764/00 undergoes a three-fold increase.

7)	Unification of the low rate time band for local calls, national and international long-distance calls starting as from the implementation of the Protocol of Renegotiation.
8)
Equal treatment: in the context of the process to renegotiate the contracts, the Argentine government undertakes to treat Telefónica on the basis of terms reasonably similar to those afforded to other telecommunication companies participating in the process.

The Memorandum of Understanding 2006 was submitted to a Public Hearing in order to promote the involvement of users and the community at large so that its terms and conditions will be based on a consensus to move forward with the execution of the Protocol of Renegotiation. The public hearing was held on April 28, 2006 in the city of Mar del Plata, Argentina. Additionally, the Memorandum of Understanding 2006 shall be subject to any further approvals required by currently applicable rules and regulations; and

b)    an extension of the National Public Emergency situation through December 31, 2009.

2.5.	Concentration of operations and credit risk

In the Company’s Management opinion, it does not have a significant credit risk concentration. The Company analyzes potentially doubtful accounts and records the related allowance. The maximum credit risk involved does not differ significantly from the accounts receivables amount net reflected in the balance sheet.

2.6.	Comparative Financial Statements (see note 2.1.)

According to TR No. 8, the Company’s financial statements as of March 31, 2009 and for the three-month period then ended, have been presented with the following comparative information:

-	Balance sheet information: as of December 31, 2008.

-	Statements of operations, of changes in shareholders’ equity and cash flows: for the three-month period ended March 31, 2008.

2.7.	Risk Management

Because of the Company’s ordinary operations and due to the indebtedness incurred to finance such operations, the Company is exposed to several financial market risks. The main financial risks affecting the Company are:

  . Exchange rate risk: mainly arising from the existence of indebtedness incurred in foreign currencies.

. Interest rate risk: arising as a consequence of the variation in the financial costs of indebtedness incurred at variable interest rate (or maturing in a short term and expected to be renewed), and the fluctuation of interest rates and of the value of long-term liabilities with fixed interest rates.

Telefónica enters into financial instruments over exchange rates to manage risks.

Exchange rate management policy

An essential element of the Company’s exchange rate management policy is to minimize the negative financial results due to variations in exchange rates, notwithstanding the maintenance of open currency positions (under strict risk supervision).

Additionally, exchange risk management has the following objectives: (i) to secure payments in foreign currency, hedging firstly short-term payments and then hedging the long-term ones (partially using derivative financial instruments), (ii) to cover (at least partially) Telefónica's debts in foreign currency as disclosed in the balance sheet and (iii) to modify the composition of Telefónica's financial debts with respect to the original currency and/or to refinance it by issuing peso-denominated debt or entering into agreements for peso denominated debts.

The main aspects of Telefónica's hedging policy are the following:

(i) Existence of clearly identified risk and risk management objectives and strategies.

Since the Convertibility Law pegged the peso to the U.S. dollar at value of  AR$1 per US$1, exchange rates risks were mainly related to changes in the value of the peso/U.S. dollar in comparison with currencies other than the Argentine peso and the U.S. dollar. In January 2002, the Argentine government devalued the Argentine peso and currently the peso/U.S. dollar exchange rate is determined by a free market.

Until 2002, Telefónica did not hedge its U.S. dollar-denominated debt obligations because under the Convertibility Law the peso/U.S. dollar exchange rate was essentially fixed at parity and Telefónica had revenues stream linked to the U.S. dollar because rates were denominated in U.S. dollars and converted into pesos at the date of billing. However, in some cases, Telefónica hedged U.S. dollars against Japanese yen (see point iii.a)). Before the Convertibility Law, according to the Transfer Contract, tariffs were denominated in Argentine pesos. Its intangibility was safeguarded by the application of the monthly Consumer Price Index in Argentina or, if there were significant differences between this index and the variation of the U.S. dollar, by the result obtained from the application of a polynomial formula that considers 40% of the monthly variation of the price of the U.S. dollar and 60% of the variation of the monthly Consumer Price Index in Argentina. Since the end of the Convertibility Law almost all of Telefónica's revenues were stated in pesos but almost all of Telefónica's debt was denominated in foreign currency, so Telefónica had a mismatch between revenues and its financial debt in foreign currency.

As a consequence of this mismatch Telefónica established a policy of hedging Telefónica’s exposure to exchange rate risk derived from the fluctuation between the value of the peso against foreign currencies and certain debt obligations denominated in foreign currencies.

(ii) Main features of the underlying to be hedged and of the associated derivative instruments.

Telefónica performs a process to identify the notionals, maturity dates and interest payment dates of the underlying instrument to be hedged, together with the characteristics of the derivative instrument to be associated therewith, seeking to obtain a perfect coverage of the cash flows. Notwithstanding this, the lack of depth or narrowness of the Argentine derivatives markets has led historically to imbalances between the characteristics of the hedges and the underlying debts, which have not been significant with respect to the purpose of the hedge. Telefónica intends to reduce those imbalances, as long as this does not involve disproportionate transaction costs.

Telefónica documents at the inception of the transaction the relationship between hedging instruments and hedged items; this process includes linking all the derivatives designated as hedges to specific assets and liabilities or to specific firm commitments in foreign currency.

(iii) Ability to revaluate derivative instruments at market prices.

 Telefónica uses internal valuations for the derivatives instruments which are verified with independent parties' valuations (essentially, bank valuations).

Financial instruments:

As part of its hedging policy, Telefónica has entered into the following financial instruments:

a)	Swaps:

In September 1999, Telefónica entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the yen-U.S. dollar exchange rate, in connection with the loan whose nominal amount as of March 31, 2009 was 2.1 billion yen granted by The Export Import Bank of Japan (currently the Japan Bank for International Cooperation) and maturing in February 2011, which accrues interest at a rate of 2.3% per annum. The swap agreement provides a fixed exchange rate of 104.25 yen per U.S. dollar. The interest rate to be paid to Citibank N.A. during the validity of the loan for the U.S. dollars received is 7.98% per annum. As of March 31, 2009, the related liability, taking into account the effect of the swap and the additional interest accrued, amounts to US$ 21 million. The contract establishes, among other provisions customary for this type of transaction, certain events of default under which the creditor may accelerate payment terms. Events of default include failure to pay financial debts for amounts in excess of 2% of Telefónica's shareholders' equity. As of March 31, 2009 and December 31, 2008, the hedge relationships of this swap were deemed to be ineffective (see note 2.3.j).

b)	Foreign currency forward agreements:

Telefónica uses foreign currency forward agreements, to hedge the risk associated with the exposure to the exchange rate of financial indebtedness denominated in U.S. dollar and in euros and trade payables denominated in US dollars. As of March 31, 2009, Telefónica had entered into foreign currency forward agreements with local banks, offsetting at maturity, for a total of US$ 30 million and EUR 10 million. The maturity of these agreements occur from April 2009 to July 2009. The average exchange rate agreed upon for these transactions was AR$ 3.8223 per U.S. dollar and AR$ 5.0545 per euro. As of March 31, 2009 and December 31, 2008, the hedge relationships were deemed to be effective (see note 2.3.j).

3.	DETAIL OF THE MAIN BALANCE SHEET AND STATEMENT OF OPERATIONS ACCOUNTS (see note 2.1.)

3.1	Breakdown of the main accounts

Below is a breakdown of the main accounts (foreign currency balances are presented in note 19.f):

a)	Cash:
	Current
	March 31, 2009	December 31, 2008
Cash	2	2
Banks (1)	16	31
Total	18	33
(1)
In 2009 and 2008, it includes 3 million and 2 million, respectively, deposited in a TDA S.A.’s bank account in compliance with the CNC’s requirement regarding the Universal Service Contribution. See note 12.

b)	Trade receivables:

	Current		Noncurrent
	March 31, 2009	December 31, 2008	March 31, 2009	December 31, 2008
Without maturity	55	36	-	-
Past due (2) (3)	610	540	4	4
Current	314	324	1	1
Subtotal (1)	979	900	5	5
Allowance for doubtful accounts (note 19.d)	(215)	(202)	-	-
Total	764	698	5	5

(1)	In 2009 and 2008, it includes 71 million and 54 million, respectively, corresponding to related companies (see note 11.3.).
(2)	In 2009 and 2008, net of 1 million, respectively, fully reserved.
(3)	Based on estimated probable collection terms, 4 million of past due receivables are disclosed as noncurrent as of March 31, 2009 and December 31, 2008, respectively.

c)	Other receivables:
	Current		Noncurrent
	March 31, 2009	December 31, 2008	March 31, 2009	December 31, 2008
Receivables from related companies (1)	2	8	-	-
Guarantee deposits	3	3	5	5
Legal deposits	7	13	-	-
Prepayments to vendors and others	12	18	-	-
Prepaid expenses	3	1	-	-
Minimum presumed income tax	-	-	-	20
Tax credits	-	-	1	2
Prepaid insurance	1	2	-	-
Rights of use (3)	3	3	11	12
Guaranteed receivables	-	3	5	5
Financial instruments (4)	2	6	1	5
Other (2)	26	22	9	9
Subtotal	59	79	32	58
Allowance for other receivables (note 19.d)	-	-	-	(1)
Total	59	79	32	57
(1)	See note 11.3.
(2)	In 2009 and 2008, net of 9 million, respectively, fully reserved.
(3)	In 2009 and 2008, includes 1 million, as current amount, and 4 million, as noncurrent, corresponding to related companies (see note 11.3.).
(4)	Related to foreign currency swap agreements. See note 2.7.

d)	Inventories:
	Current
	March 31, 2009	December 31, 2008
Telephone equipment and other materials	20	12
Services in process for third parties	14	9
Allowance for impairment in value and slow turnover (note 19.d)	(4)	(4)
Total	30	17

e)	Other assets:
	Current
	March 31, 2009	December 31, 2008

Real property intended for sale	2	2
Total	2	2

f)	Goodwill:
	Current
	March 31, 2009	December 31, 2008
TYSSA and Adquira goodwill (1)	1	1
TDA S.A. goodwill (1)	61	61
Total	62	62
(1)	See note 2.3.h).

g)	Trade payables:
	Current		Noncurrent
	March 31, 2009	December 31, 2008	March 31, 2009	December 31, 2008
Vendors, contractors and carriers (1)	760	737	3	2
Management fee (2)	23	51	-	-
Brand license (2)	37	24	-	-
Collections on account and behalf of cellular and audiotext companies (1)	72	98	-	-
Services collected in advance (3)	4	4	52	53
Deferred income	22	21	78	76
Total	918	935	133	131

(1)	In 2009 and 2008, it includes 56 million and 46 million, respectively, corresponding to related companies (see note 11.3.).
(2)	See notes 11.2. and 11.3.
(3)
Includes deferred revenues related to the sale of indefeasible rights to use network capacity, recognized by the straight-line method during the term of the agreement. In 2009 and 2008, includes 3 million, as current amount, and 49 million and 50 million, respectively, as noncurrent, corresponding to related companies (see note 11.3.).

h)	Bank and financial payables:
	Current		Noncurrent
	March 31, 2009	December 31, 2008	March 31, 2009	December 31, 2008
Negotiable obligations (1)	34	26	1,226	1,140
Long-term financing	10	10	45	44
Foreign bank loans	39	41	39	59
Total	83	77	1,310	1,243
(1)	See note 10.2.

i)	Payroll and social security taxes payable:
	Current		Noncurrent
	March 31, 2009	December 31, 2008	March 31, 2009	December 31, 2008
Vacation and bonus accrual	71	123	-	-
Social security taxes payable	47	44	-	-
Pre-retirement agreements and others (1) (2)	48	68	138	132
Social security plan for executives (2)	13	12	-	-
Other	26	2	-	-
Total	205	249	138	132

(1)
Includes 12 million related to benefits granted to employees included in such agreements, which are to be allocated by them to social security tax payments for the period between the date of the agreement and March 31, 2009, and are to be paid by Telefónica until the worker qualifies to obtain legal pension benefits.

(2)	See note 17.

j)	Taxes payable:
	Current		Noncurrent
	March 31, 2009	December 31, 2008	March 31, 2009	December 31, 2008
Income tax and tax on minimum presumed income (1)	98	59	-	-
Turnover tax accrual	4	15	-	-
Value-added tax	52	60	-	-
Health and safety assessments	35	35	-	-
Deferred tax liabilities, net (1)	-	-	195	235
Other	138	135	-	-
Total	327	304	195	235
(1)	See note 2.3.k).

k)	Other payables:
	Current		Noncurrent
	March 31, 2009	December 31, 2008	March 31, 2009	December 31, 2008
Payables to related companies (1)	16	13	3	3
Financial instruments (2)	2	1	-	-
Capital stock reduction (1)	4	4	-	-
Other	24	7	9	9
Total	46	25	12	12

(1)	See note 11.3.
(2)	In 2009, it includes foreign currency swap agreements. See note 2.7.

l)	Net liabilities from discontinued operations:

	March 31, 2009	December 31, 2008
Deferred income – Sale of Telinver S.A. (1)	(11)	(11)
Deferred tax assets (2)	-	-
Total	(11)	(11)
(1)	See note 13.
(2)	In 2009 and 2008, includes 16 million, respectively, fully reserved. See note 19.d).

m)	Cost of services provided:
	Loss
	March 31, 2009	March 31, 2008
Operating expenses (note 19.g)	(647)	(572)
Cost of good sold (note 19.e)	(13)	(4)
Total	(660)	(576)

3.2	Aging of current investments, receivables and payables as of March 31, 2009

	Assets				Liabilities (b)
	Current investments	Trade receivables		Other receivables (b)	Trade payables	Bank and financial payables	Payroll and social security taxes payable	Taxes payable	Other payables
Past Due:
Up to three months	-	313		-	65	-	-	-	-
From three to six months	-	61		-	5	-	-	-	-
From six to nine months	-	51		-	4	-	-	-	-
From nine to twelve months	-	33		-	3	-	-	-	-
From one to two years	-	45		-	5	-	-	-	-
From two to three years	-	40		-	2	-	-	-	-
Over three years	-	71		-	7	-	-	-	-
Without maturity	7	55		24	116	-	-	355	23	(c)
Current:
Up to three months	505	309		25	664	32	111	167	20
From three to six months	-	2		4	22	27	24	-	3
From six to nine months	-	3		3	21	5	15	-	3
From nine to twelve months	-	-		3	4	19	55	-	-
From one to two years	-	1		14	17	777	28	-	3
From two to three years	-	-		10	13	508	24	-	-
From three to four years	-	-		4	12	10	20	-	-
From four to five years	-	-		1	12	7	16	-	-
Over five years	-	-		3	79	8	50	-	-

Subtotal:	512	984		91	1,051	1,393	343	522	52
Allowance for doubtful accounts	-	(215)		-	-	-	-	-	-
Benefits under the Collective Bargaining Agreements	-	-		-	-	-	-	-	6

Total	512	769		91	1,051	1,393	343	522	58

Balances
Percentage accruing interest at fixed rate	51%	-		2%	3%	98%	-	-	3%
Percentage accruing interest at variable rate	47%	44%	(a)	2%	-	-	-	-	-
Percentage accruing variable rent	2%	-		-	-	-	-	-	-
Interest
Annual average interest rate in foreign currency	1%	2%		7%	8%	8%	-	-	6%
Annual average interest rate in local currency	12%	17%	(a)	-	-	-	-	-	-

(a)	Such percentage is related to the portion of receivables over which surcharges are applicable for being in arrears. The rate indicated is that related to bills with such surcharges.
(b)	Net liabilities from discontinued operations are not included.
(c)	Includes 4 million related to capital stock reduction described in note 5.

4.	REGISTRABLE ASSETS

On October 27, 1994, “ENTel en liquidación” issued Resolution No. 96/94 whereby it undertakes to perform all the necessary acts to accomplish the transfer of title of registrable assets for such time as was necessary, notifying Telefónica 60 days before the date of expiration of ENTel´s commitment.  This resolution recognized that the licensee companies would be entitled to claim the indemnity stipulated in the Transfer Contract for real property whose title had not been conveyed to them by the expiration date.

As of March 31, 2009, these assets have a net book value of about 523 million and approximately 456 million of them (both amounts restated as described in note 2.2.) were registered in Telefónica’s name. In Telefónica’s Management opinion, the registration of title of a major portion of the most significant assets contributed by ENTel will be successfully completed. Accordingly, in Telefónica Management's opinion the final outcome of this matter will not have a significant impact on Telefónica's results of operations and/or its financial position.

5.	CAPITAL STOCK

Over the last  fiscal years, Telefónica's capital stock has been as follows (amounts stated in Argentine pesos):

Classes of shares	Capital stock as of December 31, 2006, 2007 and 2008 and as of March 31, 2009 (1)
Class A (2)	436,738,868.0
Class B (2)	261,681,161.6
Total	698,420,029.6

(1)	Subscribed and paid in, outstanding and authorized for public offering as of each date.
(2)	All shares have equal voting rights.

As of March 31, 2009, Telefónica’s capital stock is comprised of two classes of common stock, with par value 0.10 per share: (1) 4,367,388,680 Class A Shares representing approximately 62.5% of the capital stock and (2) 2,616,811,616 Class B Shares representing approximately 37.5% of the capital stock. Telefónica issued 174,605,007 ADS, each representative of forty shares.

During April 2009, Telefónica S.A. (“TSA”), Telefónica’s controlling shareholder, was notified of a request from a minority shareholder of Telefónica for TSA to make an offer of buying Telefónica’s total capital stock held by minority shareholders according to the provisions under Sections 25, sub-section a) and 27, 28, 29, 30 and 32 of Decree No. 677/01. As of the date of issuance of these financial statements, Telefónica has not received any additional information from TSA.

Appropriation of retained earnings

The General Ordinary and Special Shareholders’ Meeting held on April 21, 2006 approved the appropriation of the total 2,968 million loss recorded under accumulated deficit as of December 31, 2005, to the balance of reserve for future dividends: 1,626 million, the balance of legal reserve: 416 million and a part of the balance of comprehensive adjustment to capital stock for 926 million in accordance with the provisions of the CNV.

In accordance with the provisions of the Companies Law No. 19,550, the Company’s by-laws and CNV´s regulations, the Company will appropriate at least 5% of the net income for the year (considering the effect of previous years’ adjustments) to the legal reserve, after absorbing accumulated losses, if any, until such reserve equals 20% of the adjusted capital stock.

Given that the total balance of the legal reserve account was appropriated to accumulated losses account as of December 31, 2005, Telefónica will restore such reserve through no less than 5% of the income for the year up to 20% of Telefónica’s capital stock plus the balance recorded under the comprehensive adjustment to capital stock account.

Telefónica’s General Ordinary and Special Shareholders’ Meetings held by Class A and B shareholders on April 21, 2008, resolved, with respect to the 72 million unappropriated retained earnings recorded as of December 31, 2007, to appropriate 4 million to the legal reserve and 68 million to the reserve for future dividends.

As of March 31, 2009, Telefónica had a restriction for the distribution of retained earnings until the legal reserve amounts to 381 million.

Telefónica’s General Ordinary and Special Class A and B Shareholders’ Meeting held on April 20, 2009, resolved, in relation to the retained earnings amounting to 337 million as of December 31, 2008, to appropriate them to the legal reserve, and to deduct from the reserve for future dividends the amount of 30 million and appropriate them to the legal reserve. As of the date of issuance of these financial statements, the legal reserve reached the 20% of the capital stock. On April 23, 2009, the Buenos Aires Stock Exchange (“BCBA”) announced the cessation of the restriction to the distribution of retained earnings in conformity with the Section 70 of the Law No. 19,550.

In accordance with Law No. 25,063, any dividends in cash or in kind, distributed in excess of the accumulated taxable income at the moment of its distribution, shall be subject to a 35% income tax withholding as a single and final payment.

Capital Stock Reduction

As of March 31, 2009, only 4 million is pending as payment due to the capital stock reduction performed in 2006 and approved by Telefónica’s General Special Shareholders’ Meeting held on September 7, 2006 (see notes 3.1.k) and 11.3.).

6.	LIST OF CONDITIONS AND THE TRANSFER CONTRACT. EXCLUSIVITY AND MAINTENANCE OF THE LICENSE

The List of Conditions (the “List”) and the Transfer Contract established certain obligations of which the following are still in effect:

a)	The assets contributed to Telefónica used in providing telecommunications services may not be sold, assigned, transferred or encumbered in any way.

b)
Certain shareholders of Telefónica's parent company are required to retain a specified interest in that company’s common capital stock. In addition, Compañía Internacional de Telecomunicaciones  S.A. (“COINTEL”), is required to hold Series A shares which represent no less than 51% of Telefónica's total capital stock.

c)	All or a substantial part of the provision of the telephone service is to be maintained, and Telefónica's main business and principal place of business in Argentina may not be changed.

d)
Telefónica must meet certain objectives related to the services provided.  The most important of these objectives are efficiency and service quality. In addition, suppliers of data and added-value services are to be given equal access to telephone lines.

In case of serious noncompliance with the provisions in a) through d), Telefónica's license could be revoked once the procedures set forth in the List have been completed. Telefónica's license, however, would not be revoked, should Telefónica have obtained prior Regulatory Authority approval for any of the situations described above in a) and b).

In addition, Presidential Decree No. 264/98 set forth both optional and mandatory operating conditions with respect to the provision of basic telephone services. Such mandatory conditions include mainly permitting other providers to interconnect to Telefónica’s network (including voice and data transmission service) and the installation of a minimum number of new lines.

Although the effectiveness of Presidential Decree No. 264/98 was subject to the conclusion of certain legal proceedings, Telefónica believes that it is unlikely that the outcome of those proceedings would significantly slow the trend towards increasing competition.

In connection with Telefónica’s contractual obligations under the Memorandum of Understanding 2006, the CNC and the Executive Secretary’s Office of the UNIREN have stated that, in compliance with current regulations, they have performed an analysis of the status and degree of compliance by Telefónica with its obligations under the Transfer Contract and the regulatory framework, and concluded through the signing of the Memorandum of Understanding 2006 Telefónica has so far acceptably met those obligations, with only minor noncompliance events resulting in penalties. Remaining issues related to Telefónica’s operations are pending resolution and were expected to be concluded prior to June 30, 2006. Despite the scheduled date, the matters referred are still pending.

On March 23, 2007, the S.C. issued Resolution No. 42 (“the Resolution”) recognizing the impact sustained by Telefónica as a result of the increases and decreases in employers´ social security contributions therein described. The Resolution established a mechanism of reciprocal compensation for the balances in favor of Telefónica and the Argentine government that includes, for calculation purposes, the liability mentioned in note 9.c), and instructed the CNC to proceed with the applicable calculation and settlement. In September 2007, the CNC concluded with the calculation of the corresponding amount and informed to the S.C. that there is a net receivable in favor of Telefónica amounting to 58.7 million, which, after the carried out compensations, amounts to 12.8 million as of March 31, 2009. Additionally, any remaining receivable determined by the CNC in connection with the Resolution will be recognized by Telefónica, as the corresponding mechanisms of reciprocal compensation are verified.

In the Memorandum of Understanding 2006, it was agreed that as of December 31, 2010, Telefónica should achieve the goals established as long-term goals in Presidential Decree No. 62/90 and in the General Rules on Basic Telephone Service Quality.  In addition, goals are established as from 2005 that will be effective through the date mentioned above.

In the Memorandum of Understanding 2006, and within the framework of the renegotiation of Telefónica’s Transfer Contract with the government and within the 30 days subsequent to the execution of the Protocol of Renegotiation by the PEN, Telefónica, and the shareholders representing at least 98% of the capital stock, would have to fully and expressly waive all rights that may potentially be alleged as well as under all lawsuits filed or in progress, arising out of or related to the events or measures resulting from the emergency situation established in Law No. 25,561 in connection with the Transfer Contract and Telefónica’s license. The waiver should not be interpreted as Telefónica’s waiver to the rights that could apply to it based on possible future circumstances.

Telefónica’s Management believes that it has met all effective obligations.

7.           COMMITMENTS

7.1   IBM

As of March 31, 2009, after the subscription of several agreements, Telefónica maintains an arrangement with IBM for the outsourcing of services related to Mainframe and Midrange equipment through 2011 (“2011 Contract”). Telefónica committed to pay IBM a monthly charge throughout the term of the mentioned contract in consideration for the base line services to be rendered under the contract, and other charges for the use of additional resources. The payment terms include decreasing monthly installments for approximately US$ 50 million throughout the five-year contract term. The Mainframe includes the technological renovation of the equipment used to provide the services.

7.2  Other

The Company signed contracts for lease of satellites, real property and operation and maintenance of submarine cables, which include approximately 181 million of minimum future payments as of March 31, 2009.

8.           RATES

8.1   Rate regulations

Presidential Decree No. 764/00, issued to deregulate telecommunications services, sets forth that providers may freely establish the tariffs and/or the prices of the services supplied to objective categories of customers, which must be applied non-discriminatorily. However, if there was no effective competition, as it is the case with the services that generate a substantial part of Telefónica’s income, historical providers shall respect the maximum tariffs laid down in the General Tariff Structure. Below the values established in such Tariff Structure, these providers may establish their tariffs freely. To determine the existence of effective competition, the historical providers must demonstrate that other providers of the same service have obtained 20% of the total revenue for such service in the local area of the Basic Telephony Service involved. Additionally, in the case of domestic and international long-distance services, effective competition shall be deemed to exist when customers in the area are able to choose through the dialing selection method among more than two service providers offering more than one destination.

In 2000, Telefónica filed a request to the effect that effective competition be officially acknowledged in the Buenos Aires Multiple Area (“AMBA”). Pursuant to Resolution S.C. No. 304/03, the S.C. established that Telefónica should readjust the presentations submitted, supplying additional information. Telefónica has complied with this request and no resolution has yet been made in the case.

For the areas and services for which effective competition has not been declared to exist, tariff agreements established that the maximum tariff per pulse should be stated in U.S. dollars in addition to a right for Telefónica to choose whether to adjust such tariff from April 1 to October 1 of each year based on the variation in the Consumer Price Index of the United States of America. However, the Public Emergency and Foreign Exchange System Reform Law No. 25,561, dated January 6, 2002, provided that in the agreements executed by the Federal Administration under public law regulations, including public works and utilities, indexation clauses based on foreign countries’ price indexes and any other indexation mechanisms are annulled. Law No. 25,561 also established that the prices and tariffs resulting from such clauses are denominated in pesos at the AR$ 1 to US$ 1 exchange rate. Furthermore, this law authorized the PEN to renegotiate the above contracts taking into account the following criteria in relation to public utilities: (a) the impact of tariffs on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the systems comprised; and (e) the profitability of the companies.

The PEN, by means of Decree No. 293/02, entrusted the Ministry of Economy with the renegotiation of such agreements, including agreements that govern the provision of basic (fixed) telephony services. Presidential Decree No. 311/03 created the UNIREN, which shall be headed by the Ministers of Economy and Production, National Planning, Public Investment and Services. The UNIREN is in charge of pursuing the renegotiation process.

Presidential Decree No. 120/03 authorized the Argentine government to provide for interim tariff reviews or adjustments as may be deemed necessary or convenient for the purpose of ensuring the continued availability, safety and quality of services provided to users under these contracts until the conclusion of the renegotiation process.

Pursuant to several laws that established annual extensions, the term to carry out the renegotiation has been extended until December 31, 2009. The PEN shall be responsible for submitting the renegotiation proposals to the Argentine Congress, which has to communicate its decision within a period of 60 running days counted from the date of reception of the proposal. In the event such period expires without the Argentine Congress having reached a solution, the proposal is deemed accepted. If the proposal is rejected, the PEN shall resume the process to renegotiate the applicable agreement. Law No. 25,790 establishes that the decisions adopted by the PEN in this renegotiation process shall not be limited to, or subject to, the stipulations contained in the abovementioned regulatory frameworks currently governing the concession or license agreements for the respective public utilities. Renegotiation agreements may cover partial aspects of concession or license agreements, formulas to adjust such agreements or temporarily amend them and include the possibility of agreeing upon periodical reviews, as well as the establishment of conditions that must be met by the quality parameters applied to services. If there were temporary amendments, they should be taken into consideration in the terms of the final agreements reached with concessionaires or licensees. The legal provisions do not authorize public utilities contractors or concessionaires to suspend or alter compliance with their duties.

In accordance with Resolution No. 72/03, in February 2003, the Ministry of Economy approved a methodology to calculate and transfer to Telefónica’s customers the impact of the tax on bank account transactions imposed by Law No. 25,413 paid by Telefónica as from the date such resolution comes into force. Resolution No. 72/03 expressly refers to the Transfer Contract as the basis for the approval of such method. Pursuant to Resolution No. 72/03, all taxes paid prior to that date are included in the contractual renegotiation required by the Public Emergency Law.

Under the legal framework described, on May 20, 2004, Telefónica, Telecom Argentina S.A. (“Telecom S.A.”) and the Argentine government signed a Memorandum of Understanding (the “Memorandum of Understanding”) pursuant to which they agreed to maintain the General Tariff Structure currently in force for the Basic Telephony Service until December 31, 2004, without waiving Telefónica’s rights. The parties also ratified their intent to reach a final contractual renegotiation before December 31, 2004, which ultimately did not happen. In addition, pursuant to the provisions of the Transfer Contract, they agreed that any new tax or charge, or any variation in those currently in force, subject to the control of Regulatory Authorities as established in sub-sections a), c) and d) under paragraph 12.15 of the List of Conditions, shall be disclosed in the bills issued to customers for services in the jurisdictions levied with the respective tax or charge.

With the objective of establishing mechanisms to enhance access to telecommunications services,  in the Memorandum of Understanding, an agreement was reached to implement the measures necessary to develop the following services:

a)
Virtual telephony cards for the beneficiaries of the head of household plan and for pensioners who do not have a telephone line and who meet the eligibility requirements set forth in the respective resolution.

b)	Internet access service in all its provincial centers at discount prices.

c)
Addition of the heads of household who own a telephone line and meet the respective eligibility requirements for registration, to be registered for the Program “Retirees, Pensioners and Low-Consumption Households”.

As stated in this Memorandum of Understanding, the S.C. issued Resolutions No. 261, No. 272 and No. 73, dated November 12, 2004, November 23, 2004, and March 31, 2005, respectively.

Resolution No. 261 approved Telefónica's promotional offer to provide dial-up Internet access service as described in sub-paragraph b) at lower prices to customers in urban areas located more than thirty (30) kilometers away from Telefónica's current hubs for the supply of 0610 Internet access service, in order to increase the number of areas that will have access to this service and based on discounts granted on telephone rates.

Pursuant to Resolution No. 272, the S.C. accepted Telefónica's proposal to implement the "Virtual Telephony" service for the beneficiaries of the Head of Household Plan mentioned in sub-paragraph a), consisting in the Value Added Voice Messaging Service, with a related telephone number that allows users to receive and store messages, available in the Buenos Aires Multiple Area, La Plata, Mar del Plata, Mendoza, Bahía Blanca and Neuquén.

Pursuant to Resolution No. 73, dated March 31, 2005 and the clarifying Resolution No. 149 dated June 21, 2005, Telefónica and Telecom S.A. were instructed to include the beneficiaries of the Head of Household Plan who already own a telephone line in the customer category “Retirees, Pensioners and Low-Consumption Households” as long as they meet the respective requirements for such category. For that purpose, Telefónica is under the obligation to request the Federal Social Security Authorities (Anses) to supply it with the National Register of Beneficiaries of the head of household plan.

The deep changes in the Argentine economic model experienced since early 2002 and the current legislative framework (Public Emergency Law) are to be considered extraordinary events that significantly altered the economic and financial equation and the system applicable to the industry, therefore allowing the renegotiation of the regulatory regime to adapt it to the new situation, in full compliance with the principles established in the List of Conditions and the Transfer Contract, in order to maintain a regular, continuous and efficient supply of telephony services. The Transfer Contract contemplates the possibility of automatically adjusting the tariffs in the case of extraordinary and unforeseen events thereby defined or government actions or decisions that significantly affect the Transfer Contract’s original financial equation. It also establishes a compensation on behalf of the Argentine Government when there are extraordinary events, including actions and decisions of the government such as a freezing of tariffs or price controls, as well as the procedures to be followed to collect such compensation.

Telefónica filed the information required by the Argentine government and proposed to reestablish the tariff regime stipulated in the Transfer Contract, which contemplates peso-denominated tariffs whose intangibility is safeguarded by the application of the monthly Consumer Price Index in Argentina or, if there were significant differences between this index and the variation of the U.S. dollar, by the result obtained from the application of a polynomial formula that considers 40% of the monthly variation of the price of the U.S. dollar and 60% of the variation of the monthly Consumer Price Index in Argentina, which had been annulled with the enactment of the Convertibility Law and the issuance of Presidential Decree No. 2,585/91. Telefónica proposed different alternatives to achieve such objective, especially to handle the transition from current tariffs to those resulting from the application of the Transfer Contract.

In the Memorandum of Understanding 2006 mentioned in note 2.4.a), the parties agreed to comply with and maintain the legal conditions provided in the Transfer Contract and regulations effective to date. Thirty days after the public hearing to discuss the Memorandum of Understanding 2006, which took place on April 28, 2006, both Telefónica and its shareholders should suspend for 210 working days all the claims, remedies, and lawsuits filed or in progress before administrative and arbitral tribunals or any court of law, in Argentina or abroad, based on or related to the events occurred or measures taken as a result of the emergency situation under Law No. 25,561 regarding Telefónica’s license and Transfer Contract. In this sense, Telefónica and its shareholders filed in the time limits established, the suspension requested mentioned in the Memorandum of Understanding 2006 and then subsequent extensions which latest maturity date was on April 6, 2009. As of the expiration date, Telefónica, its shareholders and the Argentine government showed their intention to negotiate the terms of the next steps to be taken.

The Memorandum of Understanding 2006 provides that, in order to ensure the necessary foreseeability in the telecommunications sector and considering the telecommunications expertise and experience contributed by sector companies, the PEN committed its efforts to establishing an adequate and consistent regulatory framework which, based on the legal and technical aspects of the industry, supplements and strengthens the regulations applicable to the sector.

In the opinion of Telefónica’s Management and its legal advisors, under the general principles of administrative law applicable to the List of Conditions and the Transfer Contract, the future rates should be set at levels sufficient to cover the cost of the service in order to preserve regular, uninterrupted and efficient provision of the public telephony utility service. It is possible that, over time, such rates scheme may not maintain the rate values in U.S. dollars or in constant pesos in relation to any future increase in the general price level.  If a future regulatory framework did not provide for the rates to change at a pace allowing balancing of the economic and financial equation that both the List of Conditions and the Transfer Contract intended to preserve, such rate schedule could have an adverse impact on Telefónica’s financial position and future results. As of the date of issuance of these financial statements, Telefónica’s Management could not predict the possible outcome of the renegotiation pursuant to Public Emergency Law or the rates system that will apply in future or when it will be implemented.

8.2   Price cap

Under the tariff regulation mechanism in effect known as Price Cap, to which Telefónica is subject, tariff discounts have been applied based on a formula made up by the U.S. Consumer Price Index and an efficiency factor. On October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires, in relation to the complaint filed by Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios ("Consumidores Libres") mentioned in note 9.e), awarded a precautionary measure ordering the federal government, Telefónica and Telecom S.A. "to refrain from applying the corrections set forth in Section 2 of the agreements approved by Presidential Decree No. 2,585/91 until final judgment is rendered in the case…", which meant that the rates could not be adjusted by the U.S. Consumer Price Index (see note 9.e).

Telefónica, Telecom S.A. and the S.C. entered into agreements for the application of the Price Cap for the 2000-2001, 2001-2002 and 2002-2003 periods. The price cap for the 2000-2001 period was established at 6.75%, of which 6% was allocated to rate reductions attributable to discount plans that were in effect in 2000 and the non-application of the semiannual adjustments to the pulse value of that year, among other items. The remaining 0.75% was to be applied as defined by the licensees. The price cap for the 2001-2002 period was established at 5.6%, and would be allocated to the non-application of the semiannual adjustments to the pulse value of 2001, plus the balance of the non-computation of the pulse value not applied in the price cap for the previous year. To date, the remaining amount has not been allocated to the services contemplated in the agreement. In connection with the price cap for the 2002-2003 period, it was established in an efficiency factor which could not exceed 5%, but its value was not fixed. The abovementioned agreements require the approval of the Ministries of Economy and Production and Federal Planning, Public Investment and Services, which are still pending as of the date of issuance of these financial statements. Moreover, neither the effect of the reduction in rates previously implemented as compared to the rate reduction adjustments established by the S.C. nor the rate differences pending application under the referred agreements, have been established.

In September 2007, the CNC, through its Resolution No. 433/07, notified Telefónica about the conclusion of its audit on the rate reduction issued by Resolution No. 2925/99 “Price Cap 99”. In the above-mentioned resolution, the CNC stated that Telefónica holds an amount of 4.9 million to be offset, which has to be applied as a higher rate reduction to that established for the Price Cap 2000. Telefónica and its legal advisors consider that the abovementioned balance will be fully offset with the amount to be determined for the Price Cap 2000, without having effect on the financial position and results of operations of Telefónica as of March 31, 2009.

In the opinion of Telefónica’s Management and its legal counsel, the resolution of these issues related to the price cap might exclusively affect the maximum tariffs for future services that Telefónica is authorized to collect its customers for services, areas or customers in which effective competition has not been declared. As of March 31, 2009, these maximum tariffs are the result of the application to the tariffs in force as of November 7, 2000, of the discounts resulting from the implementation of the price cap for period 2000 - 2001 and to the advanced decreases corresponding to the period 2001- 2002, as established in the abovementioned agreements.

Under the price cap mechanism currently in effect, the rate reduction percentage and the services to which such reductions will eventually apply depend on the final approval of the above rate agreements, and on the outcome of the legal proceedings commenced by Consumidores Libres regarding the effective rate system.

Based on current rate regulation mechanisms, and considering Telefónica’s defense against the above legal proceedings, in the opinion of Telefónica’s Management and its legal counsel, the outcome of these issues will not have a negative impact upon Telefónica’s financial position or a significant adverse effect on its results of operations.

8.3   Tariff restructuring

The tariff restructuring granted by Presidential Decree No. 92/97, effective on February 1, 1997, established an increase in the price of the monthly basic charge and in domestic service rates, and a decrease in the rates for domestic long distance and international services and for Telefónica’s local and domestic long-distance public phone service for longer distances. The net impact of the rate restructuring was to be neutral on revenues during two years after its effectiveness. On December 1, 1999, the S.C. issued Resolution No. 4,269/99, which established the S.C.’s final determination of the impact of the tariff restructuring as an excess in revenues of 18 million, in currency units of that date, (which had previously been provisionally determined by the S.C. in 14 million). In accordance with Resolution No. 18,968/99, the S.C.’s Resolution No. 4,269/99 also states that the S.C. will determine the form and time of implementation of the future rate reduction to compensate such excess revenues. Telefónica filed an appeal for review of this resolution, on the grounds that the calculation method used by the S.C. to determine the impact of the tariff restructuring established by Presidential Decree No. 92/97 has defects and should be challenged. On December 3, 2007, Telefónica withdrew all unresolved appeals that were pending in respect of this matter, without acknowledging facts or rights, and requested the final settlement of the amount determined by Resolution No. 4,269/99 in the framework of the mechanism established by Resolution No. 42/2007 (see note 6.). On December 6, 2007, the S.C. accepted the appeals resignations and sent the file to the CNC in order to include the abovementioned amounts into the compensation established by Resolution No. 42/07 of the S.C.

9.           LAWSUITS AND CLAIMS

Contingencies

The Company is facing various proceedings and claims in the areas of labor, tax, regulatory compliance and other matters, all of which arise in the ordinary course of business. Every situation of this type implies certain degree of uncertainty, and the outcome of individual matters is not predictable with certainty. If information available prior to the issuance of the financial statements, considering the opinion of the Company’s legal counsel, indicates that it is probable that a liability had been incurred as of the date of these financial statements, and the amount of the loss, or the range of probable loss, including the corresponding litigation fees, can be reasonably estimated, then such loss is accrued and charged to expenses and accrued in the reserve for contingencies.

In July 2007, Telefónica received an information request related to a judicial process in which it is not a party, and among other required books and documentation, had to submit Telefónica's Inventory and Financial Statements Book.

As of March 31, 2009, the Company’s total amount recorded as reserves for contingencies is 376 million.

The breakdown of the reserve for contingencies is as follows:

Labor contingencies:

The reserve for contingencies related to labor issues amounts to 172 million and 182 million as of March 31, 2009 and December 31, 2008, respectively. The closing balance of the reserve as of March 31, 2009, is mainly comprised of:

i)   aggregate assessment of probable losses of 29 million resulting from claims brought by employees as from fiscal year 2004, related to salary differences, taking into account certain judgments at beginning of 2005 of Courts of Appeals that were adverse to the Company.

ii)  claims for alleged rights provided in the labor law and related costs which amount to 37 million. The Company intends to defend its rights in whichever instances are necessary.

iii) other matters assessed as probable to incur losses, relate to:

•	Joint and several liability with third parties
•	Labor accidents
•	Illnesses
•	Other severance payments
•	Claims from ENTel's former employees

Tax contingencies:

The reserve for contingencies related to tax matters assessed as probable amounted to 98 million and 92 million as of March 31, 2009 and December 31, 2008, respectively.

These tax issues are mainly related to:

•	Municipal taxes
•	National and Provincial taxes

Civil, commercial and other contingencies

The reserve for contingencies related to civil, commercial, administrative, regulatory compliance and other matters that are expected to have a negative outcome for the Company as of March 31, 2009 and December 31, 2008, amounts to 106 million and 117 million, respectively. These other matters relate to:

•	Damages
•	Regulatory compliance claims
•	Claims for account reporting

a)	Labor lawsuits attributable to ENTel

The Transfer Contract provides that ENTel and not Telefónica is liable for all the amounts owed in connection with claims based upon ENTel's contractual and statutory obligations to former ENTel employees, whether or not such claims were made prior to the Transfer Date if the events giving rise to such claims occurred prior to the Transfer Date. However, using a theory of successor enterprise liability that they assert is based upon generally applicable Argentine labor law, certain former employees of ENTel have brought claims against Telefónica, arguing that neither the Transfer Contract nor any act of the PEN can be raised as a defense to Telefónica's joint and several liability under allegedly applicable labor laws.

In an attempt to clarify the issue of successor liability for labor claims, Presidential Decree No. 1,803/92 was issued. It states that various articles of the Work Contract Law of Argentina (the “Articles”), which are the basis for the foregoing claims of joint and several liability, would not be applicable to privatizations completed or to be completed under the State Reform Law. Although the issuance of Presidential Decree No. 1,803/92 should have been seen as favorable to Telefónica, it did not bring about a final solution to the above claims. In effect, in deciding a case brought before it, the Supreme Court of Justice (“CSJN”) upheld the provisions of the law and declared the Decree inapplicable.

As of March 31, 2009, the claims filed against Telefónica including accrued interest and expenses totaled approximately 20 million (in original currency). However, depending on the possible outcome of such legal actions ENTel has agreed in the Transfer Contract to indemnify Telefónica in respect of such claims and the Argentine government has agreed to be jointly and severally liable with ENTel in respect of such indemnity obligations and has therefore authorized Telefónica to debit an account of the government at Banco Nación Argentina for any amount payable by Telefónica. Under the Debt Consolidation Law, ENTel and the Argentine government may discharge their above described indemnity obligations by the issuance to Telefónica of 16-year bonds. As of March 31, 2009 Telefónica has paid approximately 15 million (in original currency) in cash for the concluded claims. Telefónica initiated a claim for indemnification and reimbursement in connection with this matter. In addition, an amount of 10 million paid by Telefónica in this regard was included and verified in an account reporting lawsuit between Telefónica and ENTel, which lawsuit has not been resolved yet.

Court decisions have followed the precedent laid down by the CSJN in the area of joint liability in labor matters mentioned in the second paragraph. Both Telefónica and its legal counsel believe that such criterion will apply to pending cases. Notwithstanding this and the instruments that may be used by the Argentine government to reimburse the amounts that would be paid, given the obligation incurred by the Argentine government in the List of Conditions  and in the Transfer Contract, on the one hand, and on the basis of the opinion of Telefónica’s legal counsel regarding the possible amount for which existing claims may be resolved, on the other, in the opinion of Telefónica’s Management and its legal counsel the final outcome of the issue should not have a material impact on Telefónica’s results of operations or financial position.

b)	Profit-sharing bonds

Telefónica along with the Argentine government, has been notified of approximately 675 lawsuits, which include 7,100 plaintiffs in the aggregate, claiming an amount of money to redress the damages suffered by the plaintiffs due to not having received the profit-sharing bonds (“BPG”) at the time ENTel was privatized, basing their claim on State Reform Law No. 23,696 enacted in August 1989.

Despite Telefónica’s rejection and several judgments from original and appellate jurisdictions in its favor, on August 12, 2008 in “GENTINI, Jorge vs. Argentine Government”, the CSJN, by a majority vote, provided that Presidential Decree No. 395/92, which recognized that Telefónica was under no obligation to issue the profit-sharing bonds as established by Law No. 23,696, was unconstitutional, and declared the legitimacy of the claim for damages filed by the 20 plaintiffs in this lawsuit.

The CSJN judgment provided that the judges from original jurisdiction, in this case, the National Appellate Court with Labor Jurisdiction, must decide the nature and the extent of the responsibility attributable to each one of the defendants, i.e., the Argentine government and Telefónica. On April 27, 2009, Telefónica was notified of the Appellate Court on Labor Jurisdiction ruling, whereby Telefónica has been ordered, jointly and severally with the Argentine government, to pay to the plaintiffs the amounts resulting from the calculations to be performed by an accounting expert (plus interest and legal costs) computing 0.5% of Telefónica’s income as of each fiscal year. Such amount must be distributed considering each ownership interest in conformity with the guidelines laid down in the respective Employee Stock Ownership Program. In the opinion of Telefónica’s legal advisors, it is the Argentine government who should be attributed such responsibility.

The development of the claims filed, raises the uncertainties inherent to any legal proceeding. In particular, there are specific issues, additionally to those mentioned in the preceding paragraph, which must be finally resolved in these proceedings related to the premises that should be taken into consideration to quantify any potential amount to be paid, for instance: (i) the profit-sharing percentage: although in this case the claim of the majority of the plaintiffs is about 2% of net income, according to the background information related to other privatized companies and the recently ruling of the Gentini case, this percentage ranges from 0.25% to 0.50%, (ii) if the earnings to be considered are net or before tax, (iii) the periods in force for the right to access to the BPG, (iv) the parties who are entitled to file the claim and (v) the effects on the BPG of the repurchase of Telefónica’s Class C shares in 1998. Considering the information available as of the date of issuance of these financial statements and the different scenarios arising from the set of premises abovementioned, the maximum amount of risk for this contingency might represent approximately 1.4% of Telefónica’s total consolidated assets as of March 31, 2009, a scenario that Telefónica’s Management and its legal advisors consider is not probable.

Telefónica has registered a reserve for contingencies based on its estimation of the probable amount, equivalent to 20% of the maximum amount.

Nevertheless, Telefónica considers that it has no responsibility for not issuing the BPG, which is the reason why Telefónica will bring a legal action against the Argentine government in order to obtain the reimbursement of any amount that Telefónica might be required to pay for these claims.

Based on the information and the elements available as of the date of issuance of these financial statements and, considering the risk inherent in any legal proceeding, according to the opinion of Telefónica and its legal advisors, the probability that the outcome of these proceedings will have a significant negative effect on the results of Telefónica’s operations or its financial position is remote.

c)	U.I.T. Liability

On July 29, 2003, Telefónica had received a communication sent by the CNC requesting Telefónica and Telefónica Larga Distancia de Argentina S.A. (“TLDA S.A.”) a company currently merged with and into Telefónica, to deposit  51 million (including principal and interest as of July 31, 2003), which, according to the communication, was related to the savings obtained, plus interest, by such companies as reductions in employers' contributions approved by Presidential Decree No. 1,520/98 and supplementary standards that were applied to the salaries of such companies' personnel in the period April 1999 through June 2001.

Pursuant to Resolution S.C. N° 18,771/99, these savings were to be applied to the execution of programs or promotional projects in the framework of the presidential initiative argentin@internet.todos, to be managed by the U.I.T., both with respect to its own operations and as successor of the rights and obligations of TLDA S.A., which had recorded a liability related to these savings for the outstanding principal plus interest, amounting to 24 million. On March 23, 2007, Telefónica was notified of Resolution No. 42/07 issued by the S.C. which established a mechanism of reciprocal compensation for the balances in favor of Telefónica and the Argentine government accrued as a result of certain decreases and increases in employers’ social security contributions paid by Telefónica, and includes, for calculation purposes, the liability mentioned above. The S.C. had instructed the CNC to settle the amounts involved. In September 2007, Telefónica was notified of the determination issued by the CNC, which resulted in a net receivable in favor of Telefónica of 58.7 million, after offsetting the amount proceeding from the savings obtained from the reduced contributions plus its interest. According to Resolution No. 42 of the S.C., if a receivable balance remained in favor of Telefónica after the debt compensation, such balance could be compensated with certain liabilities related to the services object of Telefonica’s licenses. See note 8.3.

Additionally, Telefónica requested the S.C. to offset the fines imposed by the CNC with the remaining receivable established by the abovementioned Resolution, requesting that the S.C. compensate such fines for an amount of 0.1 million. According to the compensation mechanism established by Resolution No. 42, Telefónica has recognized the compensation for an amount of 28.7 million, which represents the present value of the probable amount related to such fines.

As of March 31, 2009, after the carried out compensations, the net credit balance in favor of Telefónica amounts to 12 million.

As of the date of issuance of these financial statements, Telefónica has not been notified of any additional resolution from the S.C. in relation to the issues described in this note. Telefónica has disclosed the related liabilities of 28.7 million (which represents the present value of the probable amount related to the abovementioned fines) net of the offsettable receivable. Telefónica will recognize any remaining receivable in connection with the Resolution, as the related mechanisms of reciprocal compensation are verified.

d)	Fiber optic-cables

In December 2000, Telefónica was served with an ex officio assessment imposed by Argentine Tax Authorities in relation to income tax for the fiscal years 1994 through 1999. Such adjustment was due to differences in the criterion used to calculate the depreciation of fiber optic cables. Whereas Telefónica applies a useful life of 15 years, the Argentine Tax Authorities proceeded to the assessment based on a useful life of 20 years. Having analyzed the issue, Telefónica and its legal counsel appealed the assessment imposed by the Federal Tax Authorities with the Argentine Administrative Tax Court based on Telefónica's opinion that there are strong arguments against the Tax Authorities' assessment.

However, in November 2004 the Argentine Administrative Tax Court entered a judgment against Telefónica forcing it to amend the tax returns referred to above. Additionally, the judgment repealed the penalties imposed by Tax Authorities on the grounds that there were admissible elements in support of the figure of excusable error. Given that judgment, Telefónica has been compelled to pay an amount of 6 million plus 17 million as compensatory interest in December 2004 which have been charged as of that date to the statement of operations as definitive payment. In Telefónica’s opinion this matter will not have any additional effects beyond these payments.

Notwithstanding the above paragraph, and although the final resolution is subject to the contingencies inherent in any pending court judgment, Telefónica and its legal counsel believe that there are legal grounds for a successful appeal of the judgment entered against Telefónica and they have presented an appeal to have this judgment reviewed by the National Court of Appeals in Administrative Contentious Matters. As of the date of issuance of these financial statements, the Court has not ruled on this matter.

e)	Others

Consumidores Libres initiated a legal action against Telefónica, Telecom S.A., Telintar Argentina S.A. (“Telintar S.A.”)  and the Argentine government. The object of this action is to declare the nullity, unlawfulness and unconstitutionality of all the standards and rate agreements issued since the Transfer Contract, Consumidores Libres object being to have the rates of the basic telephone service reduced and the amount supposedly collected in excess refunded, limiting them in such a way that the Licensees’ rate of return should not exceed 16% per annum on the fixed assets as determined in point 12.3.2 of the List of Conditions approved by Presidential Decree No. 62/90. Also, other points of Telefónica’s contracting policy have been called into question.

After analyzing the claim, Telefónica’s legal counsel answered it, petitioning that it should be dismissed on the grounds that it fails to state a claim with a basis in law. The court of original jurisdiction ruled in Telefónica’s favor, but this resolution was revoked by the Court of Appeals which resolved that the claim should not be dismissed but substantiated at the court of original jurisdiction. None of these courts have yet ruled on the substance of the claim. Through its legal counsel, Telefónica filed an appeal with the CSJN against the Court of Appeal’s resolution, which was denied. Telefónica subsequently filed an appeal of such denial with the CSJN and has also been rejected.

In this scenario, on October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires awarded a precautionary measure requested by the plaintiff ordering the Argentine Government, Telefónica and Telecom S.A. "to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Presidential Decree No. 2,585/91 until final judgment is rendered in the case", which meant that the rates could not be adjusted by the U.S. Consumer Price Index.

Telefónica appealed such decision before the CSJN rejecting the arguments stated therein, which has been adversely determined as of the date of issuance of these financial statements.

On June 22, 2007, the court of original jurisdiction declared the termination of the proceedings. Consumidores Libres appealed the court decision, which at the date of issuance of these financial statements is pending of resolution.

In the opinion of Telefónica’s Management and its legal counsel, it is unlikely and remote that the resolution of this issue could have a negative effect on the results of Telefónica’s operations or its financial position.

10.           FINANCING

10.1	WORKING CAPITAL AND OTHER BANK AND FINANCIAL LONG-TERM PAYABLES

As of March 31, 2009, the Company's consolidated current assets are 225 million less than its consolidated current liabilities. The Company will finance the payment of liabilities with own funds provided by its operations and with short-term bank loans.

The Company’s general financing policy is to cover future fund needs to continue its investment plan and repay short and long-term debt mainly with funds generated by the operations plus bank loans and/or access to capital markets and ultimately applying for financing from the Company's indirect parent company.

In the past, the Company managed to gradually reduce its financial indebtedness through a combination of cancellations at maturity, issuance of negotiable obligations, and short and long-term refinancings. The Company expects to arrange for additional placements in the future. Those placements, in conjunction with internally-generated cash flows and possible refinancing options and/or other financing alternatives that the Company may consider will, in the opinion of the Company’s Management, enable the Company to settle or successfully refinance the remaining balance of its indebtedness.

As of March 31, 2009, Telefónica held long-term funds from major financial institutions in an amount equivalent to 84 million with maturity in February 2011 and May 2017 accruing a nominal annual interest rate ranging from 1.75% to 2.30%. These funds have been borrowed under terms and conditions customary in this kind of transaction, which generally refer to the commitment not to encumber or grant security interests on its assets or on present or future revenues, other than certain permitted encumbrances or unless certain predetermined conditions are met.

10.2.           NEGOTIABLE OBLIGATIONS

As of March 31, 2009, there were three negotiable obligations series outstanding:

Issuance Month/Year	Face Value as of March 31, 2009 (in millions)	Term (in years)	Maturity Month/Year	Rate per annum (%)	Use of proceeds
08/03	US$196.5 (b)	7	11/2010	9.125	a)
08/03	US$0.03	8	08/2011	8.85	a)
08/03	US$134.6	8	08/2011	8.85	a)

a)	Refinancing of liabilities.
b)
During April 2009 Telefónica accepted an offer to repurchase its negotiable obligations for a face value of US$ 1 million. As of March 31, 2009, this amount is not deducted from the nominal amount of the negotiable obligations with maturity in 2010.

The prospectus related to the issuance of these negotiable obligations describes the issuance in detail. The main stipulations concern: a) commitment of Telefónica not to create liens, except certain permitted liens, over its present or future assets or revenues, unless Telefónica's commitments under the negotiable obligations meet certain requirements; b) conditions for the early redemption of the issuance and c) events of default whereby the note holders could accelerate the maturity dates, such causes being, among others, failure to pay on the securities, default on other debts in amounts equal to or exceeding US$ 20 million, attachments which in the aggregate exceed US$ 10 million, etc.

As of the date of issuance of these financial statements, in the opinion of the Company’s Management, Telefónica has met all the obligations arising from the agreements signed in connection with these issuances.

Telefónica’s Shareholders’ Meeting held on December 19, 2003, approved the creation of a new global program (the “Program”) for the issuance of simple negotiable obligations not convertible into shares, denominated in pesos or in any other currency, with ordinary guarantee, in various series and/or successive tranches, either cumulative or noncumulative, for a maximum outstanding amount of 1.5 billion pesos or its equivalent amount in other currencies, and delegated to the Board of Directors the ability to set the remaining issue conditions and to decide to request or not authorization to quote in the BCBA and the Mercado Abierto Electronico (“MAE”) (automated over-the-counter market in Argentina) and/or other foreign exchange markets. As of March 31, 2009, there are no negotiable obligations outstanding under this Program, which matured on April 23, 2009.

11.           PARENT COMPANY AND RELATED COMPANIES

11.1.           COINTEL

COINTEL is the controlling shareholder of the Company. On July 10, 2007 and November 12, 2007, COINTEL transferred Class A and Class B shares representing 11% and 1.14%, respectively, of Telefónica’s capital stock and votes to TMA S.A. COINTEL holds 52.7% of Telefónica’s capital stock (Class A shares 51.5% and Class B shares 1.2%) and has the votes required to prevail in shareholders’ meetings.

Given that on December 15, 2000, Telefónica S.A.  (“TSA”) acquired the majority interest of the capital stock of COINTEL, TSA indirectly controls 98% of the voting rights of the total outstanding shares of Telefónica.

In 1997, some of the common shareholders of COINTEL, who, as of the date of the signed agreement, owned an 83.36% equity interest in COINTEL executed an agreement to regulate certain corporate decisions such as the dividend policy or preferential rights held by some of them (members of the consortium, as defined in the Transfer Contract, and its affiliates) to provide goods and services under terms equal or more favorable than those offered by third parties. Telefónica made certain transactions with COINTEL’s shareholders and companies related thereto, that included the services rendered by TSA (the “Operator”) and those rendered by third parties related to the shareholders of COINTEL (see note 11.3.).

11.2.           MANAGEMENT AGREEMENT AND BRAND LICENSE

Management agreement

The List of Conditions for the privatization of ENTel provided that one of the members of the consortium taking part in the privatization had to be an experienced telecommunications operator, which was required to enter into a management agreement with the surviving companies of ENTel establishing a fee for the services provided by the operator.

As a result of the requirements of the List of Conditions, Telefónica entered into a management agreement with TSA, whereby the latter was the "Operator" (“the Management Agreement”). Under the Management Agreement, TSA was responsible for managing Telefónica’s business and for providing services, expertise and know-how with respect to Telefónica's entire range of activities. Also, the Management Agreement provided TSA with management powers relating to Telefónica's day-to-day operations. TSA's responsibilities included: (i) developing general policies; (ii) designing personnel and compensation structures; (iii) supplying necessary personnel; (iv) selecting appropriate expertise and technology; and (v) developing detailed action plans and budgets for Telefónica.

As of the date of signing the Management Agreement, TSA held a 6% indirect equity interest in Telefónica.

The Management Agreement established that the management fee paid to the Operator, TSA, shall amount to 9% of Telefónica’s “gross margin” defined as (+) Net income (+) amortizations (+) financial expenses (+) income tax, and (+) the management fee itself.

In accordance with the List of Conditions, the term of Telefónica’s Management Agreement coincided with the exclusivity period, i.e. until October 10, 1999. As provided for in the Management Agreement, if Telefónica's exclusivity period were extended, the contract would continue to be in effect with a management fee of up to 9% of the “gross margin” through April 30, 2003 and that; if it was extended beyond that date, the management fee percentage would be reduced to a negotiated amount ranging between 1.5% and 5% of the “gross margin”.

On July 30, 2003, Telefónica and TSA had entered into a Supplement to the Management Agreement stipulating that the management fee amounted to 4% of the gross margin. The expiration of the Management Agreement took place on April 30, 2008.

Based on the above and taking into account that at the date of signing the Management Agreement TSA held a 6% indirect equity interest in Telefónica, management believes that the fee agreed between Telefónica and TSA was not less favorable than those that would have been obtained from unaffiliated third parties.

Brand License

At the Board meeting held on July 24, 2008, Telefónica’s Board of Directors approved a brand license agreement, whereby TSA grants Telefónica with a license to use various of its brands in Argentina (including the Telefónica brand). This agreement is effective from May 1, 2008, through December 31, 2011, and may be renewed by any of the parties for three-year periods. In consideration thereof, in the event that the prior-fiscal-year operating cash flow was positive, Telefónica will pay a fee calculated as 0.75% of Telefónica’s revenues for fiscal 2008, 1% of Telefónica’s revenues for fiscal 2009, 1.3% of Telefónica’s revenues for fiscal 2010 and 1.6% of Telefónica’s revenues for fiscal 2011, excluding from Telefónica’s revenues those deriving from transactions with companies of the Telefónica Group, the sale of fixed assets, financial investments and earnings from claims and litigation. In the event that the preceding fiscal year showed a negative operating cash flow, Telefónica shall pay an annual fee calculated based on the disbursements made by TSA regarding the industrial property portfolio licensed to Telefónica during the applicable license year.

The Board of Directors’ approval of this agreement was given only after Telefónica’s Audit Committee,  had previously considered that the agreement was reasonably framed within regular market conditions, in compliance with the requirements of Decree No. 677/01.

11.3.           OUTSTANDING BALANCES AND TRANSACTIONS WITH PARENT COMPANY, AND RELATED COMPANIES

On July 24, 2008, Telefónica’s Board of Directors approved the execution of an agreement with Telfisa

Global BV (“Telfisa”), a financial company owned by TSA, to place a maximum amount up to US$ 90 million. Such funds accrue interest at an annual rate determined as the one-month LIBOR rate plus four basis points.

In addition to the acquisition mentioned in note 11.1., on June 5, 2008, TMA S.A. acquired 280,000 ADSs from a mutual fund, each representative of 40 Class B shares of Telefónica corresponding to 0.1604% of Telefónica’s capital stock and, on October 9, 2008, TMA S.A. agreed with Telefónica International S.A. (“TISA”) the acquisition of Class B shares and ADS representative of approximately 7.2% of Telefónica’s capital stock. Additionally, on March 16, 2009, TMA S.A. agreed with TISA the acquisition of 17,460,501 ADSs, corresponding to 10% of Telefónica’s capital stock. As of March 31, 2009, a partial transfer was performed for 2,106,459 ADSs for a total amount of USD 19 million (equivalent to 1.2% of Telefónica’s capital stock). Consequently, as of March 31, 2009, TMA S.A. holds 20.8% of Telefónica’s capital stock.

During the three-month periods ended March 31, 2009 and 2008, the following transactions were made with the indirect controlling shareholder of the Company and related companies.

	March 31, 2009	March 31, 2008 (1)

	Income / (Expense)

Management Fee
Telefónica S.A. - Sucursal Argentina	-	(17)

Brand license
TSA	(11)	-

Net income (expense) from goods and services
TMA S.A.	98	84
TDA S.A. (2)	-	(2)
Atento Argentina S.A. (“Atento”)	(2)	(5)
Telefónica Ingeniería de Seguridad S.A. (“TIS S.A.”)	(2)	(1)
Telefónica International Wholesale Services Argentina S.A. (“TIWS Argentina”)	(20)	2
Telefónica International Wholesale Services S.L. (“TIWS España”)	(3)	-
Telcel Venezuela (“Telcel”)	5	2
C.P.T. Telefónica del Perú (“CPT”)	-	(1)
Televisión Federal S.A. – TELEFE	(1)	(2)
Telecomunicaciones de San Pablo S.A. (“Telesp”)	(3)	(2)
Telefónica Gestión de Servicios Compartidos S.A. (“T-Gestiona”)	1	-
Terra Networks Argentina S.A. (“Terra”)	(4)	(3)
Telefónica Móviles Uruguay S.A.	2	2
TISA	(4)	-
TSA	(4)	(3)
CTC Mundo S.A. (“CTC”)	2	1
Centros de Contacto Salta S.A.	(8)	-
Microcentro de Contactos S.A.	(1)	-
	56	72
Net income on financial charges
TMA S.A.	-	3
	-	3

Purchases of other assets
TDA S.A. (2)	-	11
	-	11

(1)	See note 2.1.
(2)	In 2008, includes transactions prior to the date of acquisition. See note 18.

Telefónica consolidated payables to/receivables from TSA and other COINTEL’s shareholders and related companies, as of March 31, 2009 and December 31, 2008 are:

	March 31, 2009	December 31, 2008	(1)
ASSETS
Current investments
Telfisa	241	190
Total Current investments	241	190

Trade receivables
Telcel	15	9
T-Gestiona	7	8
TIWS América	4	4
Televisión Federal S.A. – TELEFE	3	2
Telefónica Móviles Uruguay S.A.	9	5

Telefónica Larga Distancia de Puerto Rico, Inc.	1	1
Córdoba Gestiones y Contactos S.A.	3	4
Microcentro de Contacto S.A	1	1
Mar del Plata Gestiones y Contactos S.A.	3	2
CPT	3	1
Atento	18	17
CTC	4	-
Total Trade receivables	71	54

Other receivables
Telefónica Media Argentina S.A.	2	2
TISA	-	3
Telefónica S.A. – Sucursal Argentina	-	3
TIWS América	3	3
Telefónica International Wholesale Services Brasil	1	1
Telefónica International Wholesale Services Perú S.A.C.	1	1
Total Other receivables	7	13
TOTAL ASSETS	319	257

	March 31, 2009	December 31, 2008	(1)
LIABILITIES
Trade payables
Telefónica S.A. – Sucursal Argentina (2)	23	51
CTC	2	2
TIWS Argentina	73	54
TIWS América	2	2
TIWS España	4	2
TISA	2	-
Telefónica Servicios Audiovisuales	1	1
TIS S.A.	3	3
Telefónica Investigación y Desarrollo S.A.	-	2
Telesp	6	5
TMA S.A.	-	14
Terra	5	3
Telefónica Data USA, Inc.	2	2
TSA (3)	37	27
Telefónica Datacorp S.A.	1	2
Centros de Contacto Salta S.A.	6	4
Colombia Telecomunicaciones S.A.	1	-
Total Trade payables	168	174
Other payables
TSA	19	16
Telefónica International Holding B.V. (4)	4	4
Total Other payables	23	20

TOTAL LIABILITIES	191	194

(1) See note 2.1.
(2) Related to liabilities from management fee. See note 11.2.
(3) In 2009 and 2008, includes 37 million and 24 million, respectively, related to brand license. See note 11.2.
(4) See note 5.

12.	RULES GOVERNING THE PROVISION OF BASIC TELEPHONE AND OTHER SERVICES

Since March 1992 and in compliance with its specific functions, the CNC, formerly known as National Telecommunications Commission (“CNT”), and the S.C. have regulated certain aspects related to the basic and international telephone services such as the procedure to make claims, contracting, billing and service quality, some of which have been subject to of appeals by the Company.

In the context of the transition to competition in telecommunications, the PEN issued the Presidential Decree No. 764/00 which repealed, among others, Resolutions Nos. 18,971/99 and 16,200/99 and approved the Universal Service Regulations to promote the access to telecommunications services by customers either located in high-cost access or maintenance areas, or with physical limitations or special social needs. Such regulation effective from January 1, 2001, establishes that the deficit for the provision of these services by the Company will be afforded by “Universal Service Fund”, to be financed by all telecommunications providers (including the Company) through the payment of 1% of total revenues for telecommunications services net of any applicable tax and automatic deductions provided by the related regulation.

On June 8, 2007, and July 26, 2007, respectively, the S.C. issued Resolutions No. 80 and No. 127, in which certain conditions were imposed on providers of telecommunication services as from July 2007 and until the Universal Service Trust Fund created by Decree No. 764/00 is established. These resolutions set forth that providers of telecommunications services must each open a bank account, at Banco de la Nación Argentina, in which to deposit, on a monthly basis, the amounts pertaining to their duties, until the Universal Service Trust Fund is established.

In addition, these resolutions set forth that each provider shall inform to the CNC, on a monthly basis, of the amounts deposited in its account at Banco de la Nación Argentina, and must submit an affidavit, identifying the amounts payable as investment contributions and, if applicable, any amounts spent by the provider in the implementation of programs which are to be deducted from the contribution to be paid. Resolution No. 2713/2007 of the CNC put into effect the affidavit model, established procedures regarding the determination of the calculation basis applicable to the investment contribution and instructed that any amounts to be offset in connection with performance of the Universal Service Program “will be subject to the final determination of the activities undertaken by the Commission created by Section 10 of Resolution No. 80 and to any determination subsequently issued in the framework of Resolution No. 80 and concurrent Resolution No. 82”. As regards the amounts to be paid, the S.C. issued Resolution No. 82, whereby an “ad hoc” commission was to be created, for the purpose of identifying the providers required to pay investment contributions to the Universal Service Trust Fund, analyzing the existing programs and evaluating their impact in determining the applicable compensations regarding the initial programs currently underway, determining the amounts corresponding to the services provided in connection with the Universal Service Program". As of the date of issuance of these financial statements, the “ad hoc” Commission has not defined the mechanism and criteria to determine the amounts to be eventually compensated and the procedures by which the companies may recover any cost incurred in the execution of the initial programs.

As of the date of issuance of these financial statements, the Company has filed the monthly affidavits to the CNC for the periods corresponding to July 2007 through February 2009. Regarding to such monthly affidavits, Telefónica estimated the amounts corresponding to the initial programs abovementioned, resulting in a receivable balance determined for Telefonica to collect from the Trust Fund for a total amount of 785 million for the mentioned period. This amount reflects the estimated excess amounts incurred by Telefonica in the supply of services under the Universal Service program during the period July 2007 through February 2009, and for some of them, the applicable authority has not yet established the mechanism of valuation or approval. Regarding TDA S.A., it has deposited the resulting monthly amount in a Banco de la Nación Argentina account in the name of TDA S.A. As of March 31, 2009, the balance of the mentioned account amounts to 3 million.

On April 3, 2008, the PEN issued Decree No. 558/08 which replaces Exhibit III to Decree No. 764/00 and creates the Trust Fund for the Universal Service, that must be implemented and set up through the execution of a trust in conformity with Law No. 24,441 in a term of one hundred and eighty days. The providers of telecommunications services shall act in their capacity as trustors in this trust, which shall rely on the assistance of a Technical Committee made up by seven members (two members shall be appointed by the S.C., one member shall be appointed by the CNC, three members shall be appointed by the providers – two of which shall be appointed by the holders of the concession for the supply of basic telephone services – and the last member to be appointed by Independent Carriers). This Technical Committee shall be entrusted with the preparation of annual resources forecasts, the instructions to be imparted to the Trustee, the orders for the Trustee to disburse the amounts required to finance the Universal Service programs, reports to the applicable authorities concerning any irregularity identified in the application of funds. As regards the contributions payable, Decree No. 558/08 sets forth that the duty imposed on each provider to make a given contribution shall be audited and supervised by the CNC. The amounts payable must be tendered on the monthly due dates established by the S.C. Additionally, section 10, sub-section f) of the mentioned Decree sets forth that the Technical Committee must prepare annual cash flow projections corresponding to the established programs and communicate them to the Regulatory Authority, clarifying that the related funding needs may not exceed the financial capacity of the Universal Service Trust Fund. On May 26, 2008, the Committee for the Organization of the Universal Service Trust Fund was created, with the purpose of drafting the model trust agreement, designing the applicable procedure to select the trust manager and submitting the proposal to the applicable authorities and carry forward with the public procedure for the selection of the trust manager to be proposed to the S.C.

On December 9, 2008, Resolution No. 405/08 of the S.C. was issued, which provides that until the  Universal Service Trust Fund is implemented, the providers of telecommunication services shall deposit in the accounts opened in compliance with Section 1 of Resolution No. 80/07 of the S.C. the contribution equivalent to 1% of total revenues from telecommunication services, net of any applicable tax and automatic deductions, without discounting the amounts that could eventually be applicable as a result of the execution of the Universal Service programs that the applicable authority could determine in compliance with Section 2 of Decree No. 558/08 and Section 6 of the latest Universal Service Regulations approved by such Decree. The amounts shall be deposited at the due date related to the subsequent month to that in which the Resolution was enacted. The amounts to be deposited related to the deductions resulting from execution of the Universal Service programs as from the implementation of Decree No. 558/08 until the Resolution was enacted, will not accrue interest. Finally, the amounts that providers of telecommunication services might be entitled to receive as result of the execution of Universal Service programs, regardless of their nature, accrued as from the implementation date of Decree No. 558/08, will be paid with the amounts to be deposited in the Universal Service Trust Fund. As of March 31, 2009, Telefónica does not carry any balances in the accounts opened in the terms of Section 1 of Resolution SC No. 80/07; however, Telefónica and its legal advisors consider that this situation may not be contemplate as non-compliance that will have a significant negative effect on the results of Telefónica’s operations or its financial position.

Decree No. 558/08 does not provide interpretations contrary to the providers right to offset the contribution obligation against the amounts for the execution of Universal Service Programs. However,

resolution No. 405/08 of the S.C. provides that the deposit must be made without discounting the amounts relating to the execution of Universal Service programs. In the opinion of Telefónica’s legal advisors, this last Resolution is illegitimate and arbitrary, and in that sense, Telefónica filed a brief challenging this resolution to the S.C. and is now appealing precautionary measures, whenever Telefónica considers that it has solid grounds to support its position.

On January 16, 2009, Resolution No. 7/09 of the S.C. was published in the Official Bulletin, approving the form of trust agreement whereby the Universal Service Trust Fund will be implemented, indicating the Banco Itau Buen Ayre S.A. as trust manager.

As mentioned in note 2.3.c), the Company calculates the effect corresponding to the Universal Service contribution, consisting in 1% of revenues from telecommunication services, net of the automatic deductions provided by the CNC rules and regulations, and in accordance with the Company’s estimates of the amounts payable within each period/year, based on the regulations in force as of that date. In the event that the abovementioned calculation results in amounts payable by the Company, the corresponding net amount is recorded as a reserve. All deductions and subsidies that must first be pre-approved by the regulatory entity will be booked by the Company as receivable in the fiscal year in which they will probably be reimbursed by such entity and can be valued with certainty.
The supply of telecommunications services is governed by the regulations that the Federal Legislative Power and the agencies under the PEN regulating such activities are empowered to issue. In addition, the Company is subject to the rules and regulations inherent in any business conducted at the federal, provincial and municipal level according to the respective rules and regulations in each jurisdiction. In particular, telecommunications services are regulated by the S.C. and are supervised by the CNC subject to the involvement, in certain cases, of the Federal Anti-Trust Board (“FATB”) and the Under Secretary of Consumers’ Protection. The S.C. establishes the regulation framework and the applicable policies. The CNC applies the normative framework and the policies and supervises the telecommunications industry. The FATB enforces and supervises the dispositions related to competition issues and the Under Secretary of Consumers’ Protection applies and supervises dispositions related to consumer protection.

Regulations governing the supply of telecommunications services enacted by the Federal Legislative Power as laws are enacted after the following process: submission of a bill, study and/or modification of such bill by the applicable legislative commissions, a favorable vote by both Houses of the Federal Congress and enactment of the bill into a law if no veto has been issued by the PEN. At present there are various legislative initiatives in process, including:

•
bills aimed at regulating all public utilities, based on the definition of utilities proposed (which  includes the activities subject to regulation carried out by Telefónica and establishing the manner in which concessions are granted as well as the possibility of revoking such concessions, imposing regulations in the area of tariffs such as, for instance, the prohibition of automatic tariff adjustment, imposing an obligation to make investments as a condition to maintain the concession granted, among others), and

•	bills aimed at regulating the utilities’ ability to discontinue the supply of services to customers in arrears.

Pursuant to the Memorandum of Understanding 2006, the PEN has undertaken to make efforts to establish in the future a stable legal framework allowing to regulate the activities in the sector. To that end, it shall send a bill of proposed legislation to the Legislative Power which shall include the following minimum contents:

•	assurance of a stable and effective regulatory framework applicable to the industry;
•	maintenance and assurance of legal stability for the benefit of service development;
•	strengthening of the Nation's common welfare;
•	assurance of adequate service supply;
•	assurance of effective protection for the rights of users and consumers;
•	incentives to the involvement of the private sector in telecommunications;
•	promotion of a sustainable technological evolution in the sector with a view to fixed and wireless connectivity;
•	development of the Argentine telecommunications industry;
•	promotion of job creation;
•	promotion of investment commitments that guarantee sustainable development in telecommunications infrastructures based on respect for the principle of technological freedom and;
•	establishment of equal treatment for all providers.

The Company is unable to foresee if, in the future, the legislative bills or other regulation to be proposed will be enacted into law or if they will become part of the regulatory framework that governs the Company's activities. Nor can the Company foresee if the original version of the proposals mentioned and/or future projects shall be amended or not, or if there will be amendments that may have a lesser or greater impact on the conditions and the framework in which the Company currently operates.

The financial statements consider the effects derived, and foreseen by management from the regulations enacted as of the date of issuance of these financial statements. The effects of any new regulation that may be issued will be considered when they effectively come into force and become a part of the regulatory framework applicable to the Company's activities.

13.           SALE OF TELEFONICA’S EQUITY INTEREST IN TELINVER S.A.

Sale of Telefónica’s interest in Telinver S.A.

On November 11, 2005, Telefónica sold 100% of its shares in Telinver S.A. and other related assets to TPI and TPII, which acquired 95% and 5% of the shares, respectively, Spanish companies members of the Telefónica Group and companies affiliates until August 2006. The transaction was approved by Telefónica’s Audit Committee prior to the discussion thereof by the Board of Directors. The Audit Committee concluded that the transaction, based on its conditions, may be fairly considered as meeting the normal and usual market conditions.

Telefónica has granted the guarantees customary in these kinds of purchase and sale agreements.

As a result of this disposal, Telefónica has discontinued operations in the advertising exploitation business segment, as Telefónica continues only with the telecommunications segment. The balances related to the disposal of Telinver S.A. are disclosed as of March 31, 2009 and December 31, 2008, under the captions “Net liabilities from discontinued operations” .

Commitments related to the sale of the equity interest in Telinver S.A.

As part of the sale transaction of Telinver S.A. mentioned above, Telefónica granted usual guarantees in this type of transaction to the TPI Group including the inexistence of liabilities or encumbrances not disclosed in Telinver S.A.’s financial statements as of the date of the transaction and the responsibility on legal, tax, and labor contingencies prior to the acquisition, among others.

In addition, Telefónica guarantees to the TPI Group, during a five-year term counted as from the date of execution of the sale transaction, that the price of the transaction will be adjusted in the event of changes in the economic and financial conditions of the telephone directory advertising exploitation and publishing agreement, as well as in the event that Telefónica is prohibited from rendering the service stipulated in the Offering Letter for the collection and billing through the telephone bill services.

As mentioned in the financial statements of Telinver S.A. as of December 31, 2005, on February 14, February 28, and June 14, 2002, the DGR (Buenos Aires Province tax authorities) issued three resolutions, whereby turnover tax ex-officio assessment and summary proceedings were filed against Telinver S.A. for the 1996, 1997, 1998, 1999, 2000 and 2001 (January through July) periods. The amounts claimed in those notifications are 4.4 million, 0.4 million, and 1.7 million, respectively, plus the interest provided in the Buenos Aires Province tax code. On January 22, 2004, Telinver S.A. filed an appeal with the Buenos Aires Province Administrative Tax Court of Appeals.

On November 15, 2005, the Administrative Tax Court of Appeals issued a ruling on the third resolution whereby it determined that Telinver S.A. should pay a total amount of 15 million, including principal and interest. Telinver S.A. paid 1.7 million of principal claimed by the DGR as previous requirement to appeal the decision of the Administrative Tax Court of Appeals before the contentious administrative courts. In addition, Telinver S.A. requested a precautionary measure based on the unconstitutional nature of the interest calculation method provided in the Buenos Aires Province Tax Code. On August 18, 2006, Telinver S.A. was notified of a report issued by the Tax Technical Advice of the DGR accepting the claim filed by Telinver S.A. in connection with the application of the cap on interest established by Law No. 13,405, section 16, and demanding payment of 9.9 million. Telinver S.A. filed a brief challenging a portion of that amount. On September 20, 2006, Telinver S.A.’s position was dismissed and, in order to avoid an enforced collection lawsuit, Telinver S.A. informed its will to pay, reserving the right to challenge payment in the judicial file. On November 11, 2006, Telinver S.A. paid under protest the amount claimed plus interest for 11 million and filed a brief abandoning the precautionary injunction requested.

On April 11, 2007, certain Telinver S.A. officers received orders to pay in a 5-day term an amount of 4.4 million plus compensatory interest with respect to the first resolution previously mentioned. On April 17, 2007 in order to avoid an enforced collection lawsuit, Telinver S.A. paid the amount claimed by the DGR along with the amount claimed in the second resolution mentioned above for a total of 26 million, including interest. Additionally, in November 2007, Telefónica was notified of an additional claim from the DGR for differences in the calculation of the amounts paid for a total amount of 3.2 million. On June 10, 2008, in order to avoid an enforced collection lawsuit, Telefónica paid the mentioned amounts plus interests for a total amount of 3.3 million, still pending the regulation of professional fees.

Based on the progress of the case as of the date of issuance of these financial statements and although the final outcome is subject to the uncertainties inherent to any pending court judgment, to date, it is uncertain whether Telefónica be granted the economic benefits related to the sale in connection with the contingency mentioned herein and, therefore, has deferred until the uncertainty described above is resolved an amount, net of payments, of 11 million as of March 31, 2009 (see note 2.3.m).

14.           RESTRICTED ASSETS

Under an agreement signed between Telefónica and Intelsat U.K., in connection with the segment capacity utilized, Telefónica has granted a guarantee in cash for an amount of US$ 0.66 million, which has been recorded under the caption Other receivables as of each period/year-end. TDA S.A. also maintains a payment guarantee of the obligations with Intelsat U.K. that could arise in connection with a segment capacity utilized for an amount of US$ 0.5 million. The cash guarantee is registered under the caption “Other non-current receivables”.

15.           FINANCIAL LEASES

a)  As lessee:

TDA S.A. has executed agreements in which the assignation of resources is established, in order to cover operating activities needs. These agreements include clauses determining the value to be paid by TDA S.A. during the effectiveness thereof as charge for the use of the assets assigned. The call option may be exercised and notified not less than ninety calendar days before the expiration of each agreement term. Based on the agreement conditions, and as TDA S.A.’s intention is to exercise the call option, TDA S.A. has recognized the value of the assets involved in accordance with professional accounting standards applicable to financial leases. As of March 31, 2009 and December 31, 2008, the total value of the installments related to the assets amounts to 5.9 million and 7 million, respectively, while the fair value of such assets amounts to 5.6 million and 6.6 million, respectively. The estimated useful life for the fixed assets resulting from the financial lease agreements is three years.

The amount of the minimum installments as of March 31, 2009 and December 31, 2008, is:

	2009		2008
	Nominal value	Present value	Present value

Up to one year	4.8	4.6	4.9
From one to five years	1.1	1.0	1.7
	5.9	5.6	6.6

b)  As lessor:

On the other hand, TDA S.A. has entered into agreements similar to those detailed in a) in which it acts as lessor. In accordance with the conditions of the agreements, some of which envisage call options at market value, TDA S.A. has accounted a low value of the assets involved, in accordance with professional accounting standards applicable to financial leases. As of March 31, 2009 and December 31, 2008, the total value of the installments related to the assets amounts to 3.2 million and 4 million, respectively,  while the current value amounts to 2.8 million and 3.6 million, respectively.

The amount of the minimum installments as of March 31, 2009 and December 31, 2008, is:

	2009		2008
	Nominal value	Present value	Present value

Up to one year	2.4	2.1	2.5
From one to five years	0.8	0.7	1.1
	3.2	2.8	3.6

16.           ACCOUNTING PRINCIPLES APPLIED

These financial statements are presented on the basis of accounting principles generally accepted in Argentina approved by the CPCECABA, as adopted by the CNV. Certain accounting practices applied by the Company may not conform with those accepted in the countries in which these financial statements could be used. Accordingly, these financial statements are not intended to present the information on the Company’s consolidated financial position and the related consolidated results of its operations and cash flows in accordance with generally accepted accounting principles in the countries of users of these financial statements, other than Argentina.

17.           PLANS RELATED TO PERSONNEL

Performance Share Plan

On June 21, 2006, TSA’s General Shareholders’ Meeting approved a performance share plan intended for certain executives of Telefónica Group (Performance Share Plan or  “PSA”). On November 7, 2006, both companies Boards of Directors took note of the PSA and entrusted the Chairmans to develop and establish the specific conditions applicable to the PSA. Additionally, on February 15, 2007, Telefónica’s  and TDA S.A.’s Boards of Directors approved the PSA. This plan consists in awarding a specified number of TSA’s shares to selected beneficiaries as a variable compensation, subject to compliance with the requirements under the plan.

The PSA is subject to the following conditions:

•     A minimum number of years of service at the Company, subject to special conditions in relation to termination of employment.

•     The number of shares to be awarded depends on the level of achievement, which is based on the matching of the variation in shareholders’ compensation, considering quotation and dividends (Total shareholder return – TSR) on TSA’s shares with respect to the evolution of the TSR related to a group of listed telecommunication companies, representing the Benchmark Group.

The duration initially considered for the PSA is seven years. The PSA is divided into five three-years cycles, each of which begins on July 1 and ends on June 30 of the third year following the date of implementation of the cycle.

At the beginning of each cycle, the number of shares to be granted to the beneficiaries of the PSA based on the level of achievement of the goals is determined, observing the maximum number established. Shares are awarded after the end of each cycle. For the first three cycles the maximum number of shares to be awarded to the Company’s executives benefiting from the PSA amounts to about 63,106 shares, 55,518 shares and 60,899 shares, respectively.

Cycles are independent from each other. The first cycle begins on July 1, 2006 (with award of shares as from July 1, 2009), and the fifth cycle begins on July 1, 2010 (with award of shares as from July 1, 2013).

As of March 31, 2009, the Company’s consolidated liability for this plan amounts to 3.7 million representing the Company’s obligations as of that date. For the three-month periods ended March 31, 2009 and 2008, the Company’s expense accrued in relation with this plan amounted to 0.6 million and 0.2 million, respectively.

Early Retirement Plan

On July 24, 2006 and February 14, 2007, Telefónica’s and TDA S.A.’s Boards of Directors, respectively, approved a voluntary Early Retirement Plan (“the plan”) for the benefit of the Company’s employees who, upon opting for the plan, have paid contributions to the pension plan for 30 years and still have to pay pension plan contribution for up to 15 years in order to meet the required age to retire according to current rules and regulations, among other eligibility  requirements. The plan consisted in an early retirement option accompanied by a financial proposal that provided for an initial payment and a plan of monthly installments until the required retirement age is reached. The plan was addressed to all the personnel meeting the eligibility requirements and it would initially cover from 50 to 120 people for the first month in force. Until mid-2007 Telefónica assessed the renewal of the plan and the incorporation of new beneficiaries on a monthly basis. In mid-2007, the Company’s Management launched new conditions for the Early Retirement Plan mainly related to economic features and benefits (additional half-yearly installments, pension supplements, etc.). This plan was communicated to the trade unions and beneficiaries and the period to join the plan ended on December 31, 2008. For the three-month periods ended March 31, 2009 and 2008, the Company’s expense accrued in relation to this plan amounted to 16 million and 4 million, respectively. As of March 31, 2009, the Company maintains a consolidated liability amounting to 165,1 million in relation with this plan that represents the present value of the payments committed as of the period-end date, considering a risk-free discount rate estimated by the Company that reflects the market evolution of the time value of money.

Social Security Plan for Executives

As of December 31, 2006, Telefónica’s Management had approved the summary of a social security plan for executives (the “SSE Plan”) effective as from January 1, 2006, which consists in making monthly contributions shared between executives and the Company to a special vehicle in order to cover contingencies related to retirement, early retirement, total disability and death of the executives eligible as beneficiaries of the SSE Plan. On February 15, 2007, the summary of the SSE Plan was approved by Telefónica’s Board of Directors. The contributions are based on a percentage of the annual and fixed gross compensation of the participant and an additional percentage paid by the Company in different portions. The Company is not liable for the performance of the funds contributed or for the availability thereof to the participants. The Company has not completed the implementation of the abovementioned plan. For the three-month periods ended March 31, 2009 and 2008, the Company’s expense accrued in relation to this plan amounted to 1 million and 0.8 million, respectively. As of March 31, 2009 and December 31, 2008 the Company maintains a liability amounting to 12 million and 11 million, respectively, which represent their estimated obligation based on the current terms as of each date of these financial statements.

18.           PURCHASE OF TDA S.A.’s SHARES

In connection with the Telefónica’s Group internal reorganization process, on May 4, 2006, Telefónica’s Board of Directors approved the purchase of shares that represent 97.89% of the capital stock and votes of TDA S.A., owned by Telefónica Datacorp S.A. (“DataCorp”), a company indirectly controlled by TSA. This transaction was approved by Telefónica’s Audit Committee, prior to its discussion by the Board of Directors. The Audit Committee considered that the transaction reasonably qualifies as having been agreed on terms that are usual and customary in the market.

On May 8, 1997, TX-DX Argentina Comunicaciones S.A. was created, having as a main objective the telecommunication services supply on its own or on behalf of third parties. On September 19, 2001, its Special Shareholders’ Meeting approved the current name TDA S.A.

TDA S.A.’s business is the digital connectivity services (high-capacity data transmission and other value added services), Internet access services for corporate clients, and the provision of advisory services, consulting, design, supply and implementation of telecommunication systems and information technologies.

On June 16, 2006, Telefónica and DataCorp entered into a Share Purchase and Sale Agreement (the “Share Purchase and Sale Agreement”) that provided that the transaction was contingent upon, among other obligations assumed by the parties, the obtaining of the authorization by the S.C. in the terms of Decree No. 764/00, which was obtained and notified on March 31, 2008. However, on June 15, 2007, Telefónica and DataCorp had already agreed to extend the term for compliance with other conditions established in the Share Purchase and Sale Agreement for an additional 12-month period from that date.

In addition, as DataCorp had received a request from a minority shareholder of TDA S.A. to purchase its stockholdings according to Decree No. 677/01, on March 26, 2008 DataCorp notified TDA S.A. of its intention to purchase all minority shareholder’s shares according to Decree No. 677/01 Section VII. On October 16, 2008, the CNV approved DataCorp’s unilateral Letter of Intent to Acquire TDA S.A. shares in the terms of Section 28 of Decree No. 677/01 concerning TDA S.A. shares held by third parties. On November 17, 2008, DataCorp acquired 14,948 shares held by third parties.

On March 28, 2008 Telefónica and DataCorp signed an amendment to the Share Purchase and Sale Agreement providing for: (i) the purchase and sale of shares representing the 1.8578% of the capital stock and votes of TDA S.A. previously held by minority shareholders; (ii) the extension of the term for compliance with certain conditions (including the acquisition of the minority shareholders’ shares) for an additional six-month period beginning June 17, 2008; (iii) a purchase price for shares representing 97.89% of TDA S.A.’s capital stock of U.S.$ 56 million and a purchase price of U.S.$ 1 million for shares to be acquired from TDA S.A.’s minority shareholders; and (iv) a condition precedent that the procedure for acquiring all TDA S.A. shares held by minority shareholders be completed, and the amendment be approved by Telefónica’s Audit Committee and Board of Directors, which was granted on May 6, 2008.

On December 2, 2008, as the conditions mentioned in the preceding paragraphs had been met, Telefónica and DataCorp executed the closing agreement (the “Closing Agreement”) whereby DataCorp agreed to transfer to Telefónica 802,645 shares of common stock each with par value of AR$100 per share and entitled to one vote per share, representing approximately 99.75% of the capital stock and votes of TDA S.A.

The transfer of the above mentioned shares was made as follows:

- On December 2, 2008, concurrently with the execution of the Closing Agreement, 492,228 shares of common stock of TDA S.A., each with par value Ps.100 and entitled to one vote, were transferred from DataCorp to Telefónica;

- On December 11, 2008, 310,417 shares of TDA S.A. common stock, each with par value of AR$100 per share and entitled to one vote, were transferred from DataCorp to Telefónica.

The transaction was executed for a total amount of US$ 57,084,835. Subsequent to the acquisition of TDA S.A., Telefónica has undertaken the following actions:

On December 10, 2008 Telefónica made a paid-in capital contribution of 100 million in its controlled company TDA S.A. As a result of this capital increase 1,000,000 shares of common stock, each with par value AR$100 per share and entitled to one vote, were issued in Telefónica’s name. This contribution is currently pending registration of the Public Register of Commerce.

On December 10, 2008, TDA S.A. transferred to Telefónica its own common stock, equivalent to 1,972 shares representing approximately 0.25% of the capital stock and votes of TDA S.A. The transaction was made for a total amount of 483,864.

On December 23, 2008, Telefónica and its subsidiary company TDA S.A. entered into a Preliminary Merger Agreement, which purpose is (i) to analyze and, if applicable, start the merger process between both companies as from January 1, 2009; (ii) provide for the preparation of the related balance sheets; and (iii) to provide for the preparation of a Merger Prospectus and Preliminary Merger Commitment. On February 16, 2009 Telefónica and its subsidiary company TDA S.A.´s Board of Directors approved the consideration of merger between both companies, the Merger Prospectus and the Preliminary Merger Commitment.

On December 29, 2008, TDA S.A. Shareholders’ Meeting decided to capitalize the comprehensive adjustment to capital stock, which amounted to 145,227,662, increasing the capital stock from 180,461,700 to 325,689,362, issuing the corresponding shares in the name of Telefónica, sole shareholder. As of the date of issuance of these financial statements, the registration of this capital stock increase at the Public Register of Commerce is still pending.

On February 16, 2009, Telefónica’s and TDA S.A.’s Boards of Directors approved the Preliminary Merger Agreement entered into by such companies. The merger is within the guidelines of Law No. 19,550 and the provisions under Sections 77 and 78 of Income Tax Law and of Section 105 et seq of its Administrative order. The merger is a merger by absorption, under which Telefónica will absorb all of TDA S.A.’s assets and liabilities.

On April 20, 2009, Telefónica’s General Ordinary and Special Class A and B Shareholders’ Meeting, approved the Preliminary Merger Agreement and the merger by absorption of TDA S.A., which is dissolved without liquidation.

This merger aims to centralize in a single organization the management of the companies, that is to say, a coordinated and consistent management of all merged activities allowing an adequate planning and preventing redundant expenses, with a minor impact of fixed costs. In addition, the merger seeks to improve commercial management actions, technical operations, customer service systems, to enhance sales actions and obtain the following synergies:

1)	Economies of scale arising from the integration of the companies’ telecommunication networks;
2)	Improving the conditions in suppliers arrangements;
3)	Costs savings attained by grouping corporate activities;
4)	Shorter times for developing new product and service markets which will translate in more satisfied for customers;
5)	Enhanced strategic, operational and financial flexibility in the corporate business segment; and
6)	Obtainment of a more convenient structure for the companies’ activities for tax purposes.

In accordance with the abovementioned Preliminary Merger Agreement, the date for the reorganization was January 1, 2009, based on both companies’ annual financial statements as of December 31, 2008.

Telefónica established May 1, 2009, to be the operational date for the merger, when TDA S.A.’s operating and accounting systems were incorporated into Telefónica’s systems and the operations of both companies were unified. Therefore, Telefónica’s financial statements to be issued as from the abovementioned effectiveness date will incorporate the assets, liabilities and income and loss of TDA S.A. retroactively to January 1, 2009.

19.           OTHER FINANCIAL STATEMENT INFORMATION

The following tables present additional financial statement disclosures required under Argentine GAAP:

a)	Fixed assets
b)	Intangible assets
c)	Other investments
d)	Allowances and accruals
e)	Cost of good sold
f)	Assets and liabilities in foreign currency
g)	Expenses incurred

a)	Fixed assets

TELEFONICA DE ARGENTINA S.A.

AS OF MARCH 31, 2009

(amounts stated in millions of Argentine pesos, restated as described in note 2.2.)

	Original value
Main account	Amounts at beginning of year	Increases	Retirements	Transfers	Amounts at end of period

Land	111	-	-	-	111
Buildings	1,737	-	-	2	1,739
Switching equipment	4,370	-	(1)	23	4,392
Transmission equipment	4,916	-	(1)	83	4,998
Network installation	7,788	-	-	22	7,810
Telephones, switchboards, booths and others	760	19	(13)	2	768
Furniture and office equipment	653	-	-	27	680
Automobiles	62	1	(1)	-	62
Work in process	670	77	-	(141)	606
Materials (1)	99	41	(12)	(17)	111
Prepayments to vendors	15	2	-	(1)	16
Subtotal	21,181	140	(28)	-	21,293
Allowance for impairment (2)	(98)	-	-	-	(98)
Total	21,083	140	(28)	-	21,195

	Depreciation
Main account	Accumulated at beginning of year	Useful life (in years)	For the period	Retirements	Accumulated at end of period	Net book value at end of period

Land	-	-	-	-	-	111
Buildings	686	50	10	-	696	1,043
Switching equipment	4,147	10 – 15	21	(1)	4,167	225
Transmission equipment	3,938	10 – 12	61	(1)	3,998	1,000
Network installation	6,264	15	101	-	6,365	1,445
Telephones, switchboards, booths and others	660	2 – 7	22	(13)	669	99
Furniture and office equipment	598	1 – 5	18	-	616	64
Automobiles	56	5	1	(1)	56	6
Work in process	-	-	-	-	-	606
Materials (1)	-	-	-	-	-	111
Prepayments to vendors	-	-	-	-	-	16

Subtotal	16,349	234	(16)	16,567	4,726
Allowance for impairment (2)	(71)	(2)	-	(73)	(25)
Total	16,278	232	(16)	16,494	4,701

(1)	Net of 16 million of obsolescence allowance.
(2)	See note 2.3.f).

a)	Fixed assets (Cont.)

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2008

(amounts stated in millions of Argentine pesos, restated as described in note 2.2.)

	Original value
Main account	Amounts at beginning of year	Incorporated by acquisition (3)	Increases	Retirements	Transfers	Amounts at end of year

Land	111	-	-	-	-	111
Buildings	1,729	1	-	-	7	1,737
Switching equipment	4,317	15	-	(12)	50	4,370
Transmission equipment	4,376	285	2	(2)	255	4,916
Network installation	7,668	63	-	(5)	62	7,788
Telephones, switchboards, booths and others	785	-	106	(147)	16	760
Furniture and office equipment	538	55	2	-	58	653
Automobiles	62	-	1	(1)	-	62
Work in process	438	39	494	-	(301)	670
Materials (1)	51	15	231	(64)	(134)	99
Prepayments to vendors	22	-	6	-	(13)	15
Subtotal	20,097	473	842	(231)	-	21,181
Allowance for impairment (2)	-	(98)	-	-	-	(98)
Total	20,097	375	842	(231)	-	21,083

	Depreciation
Main account	Accumulated at beginning of year	Useful life (in years)	Incorporated by acquisition (3)	For the year	Retirements	Accumulated at end of year	Net book value at end of year

Land	-	-	-	-	-	-	111
Buildings	645	50	-	41	-	686	1,051
Switching equipment	4,051	10 – 15	10	98	(12)	4,147	223
Transmission equipment	3,547	10 – 12	170	223	(2)	3,938	978
Network installation	5,813	15	40	413	(2)	6,264	1,524
Telephones, switchboards, booths and others	698	2 – 7	-	109	(147)	660	100
Furniture and office equipment	496	1 – 5	47	55	-	598	55
Automobiles	53	5	-	4	(1)	56	6
Work in process	-	-	-	-	-	-	670
Materials (1)	-	-	-	-	-	-	99
Prepayments to vendors	-	-	-	-	-	-	15

Subtotal	15,303	267	943	(164)	16,349	4,832
Allowance for impairment (2)	-	(70)	(1)	-	(71)	(27)
Total	15,303	197	942	(164)	16,278	4,805

(1)	Net of 15 million of obsolescence allowance.
(2)	See note 2.3.f).
(3)	See note 18.

b)         Intangible assets

TELEFONICA DE ARGENTINA S.A.

AS OF MARCH 31, 2009

(amounts stated in millions of Argentine pesos, restated as described in note 2.2.)

	Original cost
Main account	At beginning of year	Increases	Amounts at end of period

Trademarks	1	-	1
License (frequencies)	60	-	60
No competition obligation	2	-	2
IT applications	940	-	940
IT applications in process	85	14	99
Client portfolio	5	-	5
Total	1,093	14	1,107

	Amortization
Main account	At beginning of year	Annual rate (%)	For the period	Accumulated at end of period	Net book value at end of period

Trademarks	-	-	-	-	1
License (frequencies)	59	10	-	59	1
No competition obligation	1	14-20	-	1	1
IT applications	856	33	14	870	70
IT applications in process	-	-	-	-	99
Client portfolio	1	25	-	1	4
Total	917		14	931	176

b)         Intangible assets (Cont.)

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2008

(amounts stated in millions of Argentine pesos, restated as described in note 2.2.)

	Original cost
Main account	At beginning of year	Incorporated by acquisition (1)	Increases	Transfers	Amounts at end of year

Trademarks	1	-	-	-	1
License (frequencies)	59	1	-	-	60
No competition obligation	2	-	-	-	2
IT applications	900	2	-	38	940
IT applications in process	66	-	57	(38)	85
Client portfolio	-	-	5	-	5
Total	1,028	3	62	-	1,093

	Amortization
Main account	At beginning of year	Annual rate (%)	Incorporated by acquisition (1)	For the year	Accumulated at end of year	Net book value at end of year

Trademarks	-	-	-	-	-	1
License (frequencies)	58	10	-	1	59	1
No competition obligation	1	14-20	-	-	1	1
IT applications	800	33	2	54	856	84
IT applications in process	-	-	-	-	-	85
Client portfolio	-	25	-	1	1	4
Total	859		2	56	917	176

(1)      See note 18.

c)	Other investments

TELEFONICA DE ARGENTINA S.A.

AS OF MARCH 31, 2009 AND DECEMBER 31, 2008 (1)

(amounts stated in millions of Argentine pesos)

	Mar-09		Dec-08
Main account and features	Book value

Current investments:

Foreign currency deposits (note 19.f)	298	(2)	272	(1)
Local currency deposits	207		5
Mutual funds	7		72
Total	512		349

(1)    See note 2.1.
(2)    In 2009 and 2008, includes 241 million and 190 million, respectively, with related companies (see note 11.3).

d)	Allowances and accruals

TELEFONICA DE ARGENTINA S.A.

AS OF MARCH 31, 2009
(amounts stated in millions of Argentine pesos)

Account	Balance at beginning of year	Increases		Decreases		Balance at end of period

Deducted from current assets:
For doubtful accounts	202	25		(12)		215
For impairment in value and slow turnover	4	-		-		4
	206	25		(12)		219
Deducted from noncurrent assets:
Impairment of fixed assets	27	-		(2)		25
Allowance on minimum presumed income tax	1	-		(1)		-
	28	-		(3)		25
Total	234	25	(1)	(15)		244
Included in current liabilities:
Reserves	38	11		(18)		31

Included in noncurrent liabilities:
Allowance for specific tax loss carryforward	5	-		-		5
Reserves	353	19		(27)		345
	358	19		(27)		350
Total	396	30	(2)	(45	) (3)	381
Included in net liabilities from discontinued operations:
Allowance for deferred tax assets	16	-		-		16
Total	16	-		-		16

(1)	Included in selling expenses in the statement of operations.
(2)	Includes 11 million disclosed under “Other expenses, net” and 19 million disclosed under “Financial expense and holding losses on liabilities” in the statement of operations.
(3)	Includes 1 million disclosed under “Other expenses, net” in the statement of operations, related to reversal of reserves.

d)	Allowances and accruals (Cont.)

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2008 (6)
(amounts stated in millions of Argentine pesos)

Account	Balance at beginning of year	Incorporated by acquisition (5)	Increases		Decreases		Balance at end of year

Deducted from current assets:
For doubtful accounts	179	4	74		(55)		202
For impairment in value and slow turnover	2	3	-		(1)		4
	181	7	74		(56)		206
Deducted from noncurrent assets:
For doubtful accounts	2	-	-		(2)		-
Impairment of fixed assets	-	28	-		(1)		27
Allowance on minimum presumed income tax	-	1	-		-		1
	2	29	-		(3)		28
Total	183	36	74	(1)	(59	) (2)	234
Included in current liabilities:
Reserves	53	2	-		(17)		38

Included in noncurrent liabilities:
Allowance for specific tax loss carryforward	5	-	-		-		5
Reserves	401	-	93	(3)	(141)		353
	406	-	93		(141)		358
Total	459	2	93		(158	) (4)	396
Included in net liabilities from discontinued operations:
Allowance for deferred tax assets	-	-	16		-		16
Total	-	-	16		-		16

(1)	Included in selling expenses in the statement of operations.
(2)	Includes 12 million for recovery of doubtful accounts.
(3)	Includes 64 million disclosed under “Other expenses, net” and 29 million disclosed under “Financial expense and holding losses on liabilities” in the statement of operations.
(4)
Includes 7 million disclosed under “Other expenses, net” in the statement of operations, related to reversal of reserves. Additionally, includes the compensation of 28.7 million mentioned in note 9.c).

(5)	See note 18.
(6)	See note 2.1.

e)	Cost of good sold

TELEFONICA DE ARGENTINA S.A.

AS OF MARCH 31, 2009 AND 2008 (1)

(amounts stated in millions of Argentine pesos)

	Mar-09	Mar-08

Inventories at beginning of year	12	10

Purchases	21	5

Inventories at end of period	(20)	(11)
Total (note 3.1.m)	13	4

(1) See note 2.1.

f)          Assets and liabilities in foreign currency

TELEFONICA DE ARGENTINA S.A.

AS OF MARCH 31, 2009 AND DECEMBER 31, 2008 (1)

(amounts stated in millions of Argentine pesos)

	2009				2008 (1)
	Amount in units of foreign currency (2) (in millions)	Currency	Exchange rate	Book value in millions of pesos	Amount in units of foreign currency (2) (in millions)	Currency	Book value in millions of pesos
ASSETS
Current assets
Cash
Banks	2	US$	3.713500	6	1	US$	3

Investments
Foreign currency deposits	15	US$	3.713500	57	24	US$	82
Related companies	65	US$	3.713500	241	55	US$	190

Trade receivables	37	US$	3.713500	140	28	US$	97
	1	EURO	4.927500	4	-	-	-
	-	SDR	5.551942	1	-	SDR	1
Other receivables
Prepayment to vendors (3)	3	EURO	4.927500	16	3	EURO	15
Financial instruments	1	US$	3.713500	2	1	US$	5
	-	-	-	-	-	EURO	1
Other	-	-	-	-	2	US$	6
Total current assets				467			400
Noncurrent assets

Trade receivables	-	US$	3.713500	1	-	US$	1

Other receivables
Financial instruments	-	US$	3.713500	1	2	US$	5
Other	3	US$	3.713500	11	3	US$	10
Total noncurrent assets				13			16
Total assets				480			416
LIABILITIES
Current liabilities
Trade payables	79	US$	3.713500	290	85	US$	295
	3	EURO	4.927500	13	3	EURO	14
	2	SDR	5.551942	11	2	SDR	12
	8		¥0.037545	-	8		¥-
	-	BRL	1.536800	1	1	BRL	2

Bank and financial payables	9	US$	3.713500	34	8	US$	26
	1,044		¥0.037545	39	1,060		¥41
	2	EURO	4.927500	10	2	EURO	10
Other payables
Related companies	3	EURO	4.927500	14	3	EURO	13
Financial instruments	-	US$	3.713500	2	-	US$	1
Others	(1)	US$	3.713500	(4)	(1)	US$	(3)
Total current liabilities				410			411
Noncurrent liabilities
Trade payables	2	US$	3.713500	5	1	US$	5

Bank and financial payables	331	US$	3.713500	1,230	331	US$	1,144
	1,037		¥0.037545	39	1,556		¥59
	9	EURO	4.927500	45	9	EURO	44

Other payables
Related companies	1	EURO	4.927500	3	1	EURO	3
Total noncurrent liabilities				1,322			1,255
Total liabilities				1,732			1,666

(1) See note 2.1.
(2) Includes figures less than 1 million in foreign currency.
(3) Corresponding to prepayment to vendors for purchases of fixed assets (see note 19.a).

US$:	U.S. dollars	¥:	Yens
EURO:	European Currency	SDR:	Special Drawing Rights
BRL:	Brazilian Currency

g)         Expenses incurred

TELEFONICA DE ARGENTINA S.A.

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2009 AND 2008 (1)

(amounts stated in millions of Argentine pesos)

	2009					2008
ACCOUNT	OPERATING EXPENSES	ADMINISTRATIVE EXPENSES	SELLING EXPENSES	OTHER EXPENSES, NET	TOTAL	TOTAL

Salaries and social security taxes	169	38	59	-	266	201
Other payroll expenses	2	2	-	-	4	3
Fixed assets depreciation	186	2	44	-	232	236
Fees and payments for services	211	55	43	-	309	246
Taxes	27	1	49	-	77	65
Advertising	-	-	49	-	49	36
Directors’ and statutory auditors’ payments	-	1	-	-	1	2
Insurance	-	6	-	-	6	5
Material consumption and other expenditures	30	4	1	-	35	28
Management fee	-	-	-	-	-	17
Brand license	-	-	11	-	11	-
Transportation	9	-	-	-	9	9
Rentals	9	2	-	-	11	11
Commissions	-	-	9	-	9	7
Allowance for doubtful accounts	-	-	25	-	25	22
Recovery of doubtful accounts (2)	-	-	(4)	-	(4)	(7)
Tax on bank transactions	-	11	-	-	11	11
Intangible assets amortization	4	9	1	-	14	12
Employee terminations	-	-	-	17	17	10
Other	-	-	-	19	19	21
Total 2009	647	131	287	36	1,101
Total 2008	572	107	225	31		935

(1) See note 2.1.
(2) In 2009 and 2008, includes 4 million and 1 million, respectively, related to collections from customers written off as of December 31, 2008 and 2007, respectively.

Operating and Financial Review and Prospects

Telefónica de Argentina S.A.

Operating and Financial Review and Prospects

The following discussion should be read together with the consolidated financial statements of Telefónica de Argentina S.A. (“Telefónica”) for the three-month periods ended March 31, 2009 and 2008 (see note 2.1. to the financial statements). Those financial statements have been prepared in accordance with accounting principles generally accepted in Argentina approved by the Professional Council in Economic Sciences of the City of Buenos Aires (“CPCECABA”), as adopted by the National Securities Commission (“CNV”) (“Argentine GAAP”), which may differ in certain respects from those accepted in the countries in which the financial statements could be used (see notes 2.2. and 16. to the financial statements).

As a consequence of TDA S.A. capital stock acquisition as described in note 18. to the financial statements, as from December 31, 2008, Telefónica has been presenting consolidated financial statements with those of its controlled company as supplementary information. Therefore, the Company does not present consolidated comparative information for the three-month period ended March 31, 2008. The consolidated financial statements as of March 31, 2009 and as of December 31, 2008 have been prepared considering TDA S.A. balance sheet as of those dates, and its operations and cash flows generated during the three-month period ended March 31, 2009.

The information presented for comparative purposes for the three-month period ended March 31, 2008, relates to Telefónica on unconsolidated basis.

All references in the operating and financial review and prospects as “the Company” are related to Telefónica and its consolidated subsidiary TDA S.A.

Critical Accounting Policies

This information summary is based upon the Company’s financial statements, which have been prepared in accordance with Argentine GAAP.

The Company believes the following represents its critical accounting policies. The accounting policies are more fully described in notes 2 and 10.1. to the financial statements. The most critical accounting policies adopted in preparing the financial statements according to Argentine GAAP relate to:

•	The assessment of goodwill recoverability which is based on the Company’s management best estimate of discounted TDA S.A.’s future cash flows (see note 2.3.h) to the financial statements);

•
the depreciable lives for each category of fixed assets. The Company believes that the accounting estimate related to the establishment of asset depreciable lives is a “critical accounting estimate” because: (1) it requires Management to make estimates about technology evolution and competitive uses of assets, and (2) the impact of changes in these estimates could be material to its financial position, as well as its results of operations. The Company’s Management estimate about technology and its future development require significant judgment because the impact of technology advances is difficult to predict;

•
the evaluation of fixed assets and limited life intangible assets for impairment whenever indicators of impairment exist. Argentine GAAP require that the recorded value of assets be evaluated for impairment against its recoverable value, which for a prolonged lived asset is generally defined as its economic use value. According to those accounting standards, if an impairment indicator is present, the Company must assess whether the carrying amount of the assets is recoverable, estimating the amount of discounted cash flows (future inflows of funds minus future outflows of funds discounted at a rate that reflects the time value of money and the risks specifically inherent in the asset) and before financial charges and income tax. If the amount recorded exceeds the recoverable value, an adjustment charge is to be recognized based on the fair value of the asset. The Company believes that the accounting estimate related to asset impairment is a “critical accounting estimate” because: (1) it requires management to make estimates about future revenues and costs over the life of the asset; and (2) the impact of recognizing an impairment could be material to its financial position, as well as its results of operations. The Company management´s estimates about future revenues require significant judgment because actual revenues have fluctuated in the past and may continue to do so especially due to the pending tariff renegotiation affecting Telefónica.

In estimating future revenues, the Company mainly uses its internal business forecasts and additionally any information it may have regarding changes in significant variables affecting such forecasts. The Company develops its forecasts based on recent revenue data for existing products and services, planned timing of new products and services, estimates of tariff and other industry and macroeconomic factors.

Fixed assets and intangible assets have been valued based on their recoverable value on the basis of the Company Management´s best estimate of future discounted cash flows, considering current information and future telephone service rates estimates. In fiscal year 2006, TDA S.A. recorded an allowance for impairment of fixed assets that as of March 31, 2009 amounts to 25 million. The Company has monitored the evolution of the macroeconomic variables that affect its business and, from time to time, it has adjusted its projections based on the latest trends. Notwithstanding this, the Company’s management will continue to monitor the projections and will assess the impact of any future developments. As explained in note 1. to the financial statements, in the opinion of the Company’s management, projecting such trends and the consideration of operating strategies available for possible scenarios, the Company will generate future cash flows sufficient to recover the consolidated fixed assets amounts and intangible assets with definite useful life, net of the allowance for impairment of fixed assets mentioned above. Notwithstanding the foregoing, as explained in note 8.1. to the financial statements, the Company will continue to monitor the projected situation and will assess the effect of any new future developments.

•	the creation of reserves for contingencies assessed as likely by the Company’s management, based on its estimates and the opinion of its legal counsels (see note 9. to the financial statements).

•
The Company’s management assess the recoverability of deferred tax assets and tax on minimum presumed income based on estimates. Minimum presumed income tax is supplementary to income tax. Therefore, the Company’s tax liabilities for each fiscal year will be the higher of these two taxes. However, if the minimum presumed income tax exceeds income tax during one fiscal year, such excess amount may be computed as a prepayment to any income tax excess over the minimum presumed income tax that may arise in the next ten fiscal years. The recoverability of deferred tax assets and minimum presumed income tax ultimately depends on the Company’s ability to generate enough taxable income during the periods in which the temporary differences are expected to be deductible.  In making its assessment, the Company’s management considers the reversal time period of deferred tax liabilities, projected taxable income and tax planning strategies. This assessment is based on a series of internal projections which are updated to reflect the trends. In accordance with accounting principles in force, a deferred tax assets must be recognized when future deductibility is likely. As of March 31, 2009, based on the information and projections available as of that date and considering the reversal of deferred tax assets and liabilities and the variables affecting future taxable income, including the renegotiation of the Argentine debt, the foreign exchange rate and inflation for the next years, and the reduction in foreign currency debt, the Company considers that the balances of net deferred tax assets and minimum presumed income tax are likely to be recovered, except for the specific tax loss carryforward balance. Additionally, the Company’s management evaluates the uncertain tax positions in the light of the regulations in force (see note 2.4. to the financial statements).

•
the creation of the allowance for doubtful accounts, for a total amount of 215 million in order to cover doubtful accounts based on the Company’s estimates regarding the terms and conditions of their potential future collection.

•	the booking of liabilities related to plans and programs providing for benefits to employees and Executives (see note 17. to the financial statements);

•
The Company’s management has made certain assumptions with respect to debt obligations, tax credits and accounts receivable with all levels of the Argentine government (federal, provincial and municipal governments and governmental agencies) that they will be honored either through collection or by delivery of alternative instruments, or by set off against taxes owed or future taxes payable; and

•
Telefónica is unable to predict the resolutions that may result from the renegotiation mandated under the Public Emergency Law, the nature of the future rate schedule or the date on which the future rate schedule will become effective. The effect of any economic regulation or residual credit established by the Argentine government will be recognized at the time the Company takes notice of it and it is effectively approved by the Regulatory Authority (see note 6. to the financial statements).

The preparation of financial statements in accordance with Argentine GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of these financial statements and the reported amounts of revenues and expenses during each fiscal year. Final results may differ from those estimated by the Company’s management.

Among others, these financial statements reflect the effects of economic and foreign exchange regulations that were known as of the date of issuance of such financial statements. All Company managements’ estimates have been made accordingly. The effects of any additional measures that could be taken by the Argentine government will be accounted for when the Company’s management become aware of them.

Overview

Some of the more significant influences that have historically affected, and that continue to affect the Company's business and its results of operations are:

•
the manner in which the Argentine government has managed the Argentine economy and directed exchange, monetary and fiscal policies, including the manner in which it has attempted to restrain Argentine inflation;

•
the regulated nature of the Argentine telecommunications market, including a framework of decrees of the Federal Executive Power (“PEN”) and various resolutions that the Telecommunications Regulatory Authority has adopted that impact the management and performance of the Company’s business and;

•
the long-term strategic vision of the Company, which has guided the various steps that it has taken over the years to improve profitability and to expand and modernize its operations and prepare itself for the competitive environment.

Evolution of the current macroeconomic situation and financial system in Argentina

After the expiration of Néstor Kirchner administration for the period 2003 through 2007, his wife, Cristina Fernández de Kirchner, assumed as President of Argentina as she won the elections in October 2007 in first round by having exceeded the 45% threshold required by Argentina’s national electoral code. In spite of the favorable legacy received in economic terms, the lady President will have to face multiples challenges related to institutional, political, economic, social and international matters in a context of global crisis.

During the beginning of the crisis in the international financial markets, Argentina’s economic activity grew at high rates: annualized rate of 8.7% in 2007 and annualized rate of 7.0% in 2008, driven by private consumption and by investment. The Gross Domestic Product (“GDP”) (measured in real terms) grew by 9.0% in 2004, by 9.2% in 2005, and by 8.5% in 2006, just over 33% above the level recorded in 1998, the previous peak for economic activity in Argentina. In addition, the Consumer Price Index in Argentina determined by the Instituto Nacional de Estadística y Censos (“INDEC”) remained in a single-digit figure during 2008: 7.2%, whilst wholesale prices accumulated a 8.8% increase over the year. In the first three months of 2009, the retail prices accumulated a rise of 1.6% and wholesale prices accumulated a rise of 1.0%.

The unemployment rate remained in 7.9% of the economically-active population in the fourth quarter of 2008 (measured like an average of four quarters), even though it has been falling down from levels of over 20% as presented during the worst periods of the Argentine crisis 2001-2002. But the increase in the activity rate, i.e., the population that enters the labor market looking for a job, and the deceleration in the growth rate of GDP, is the main reason of the decrease in the unemployment rate. According to official figures, poverty is at the level of 15.3% of total population and indigence represents the 4.4% of total population in the second semester of 2008.

As far as the main financial variables are concerned, the general situation shows a change. The dollar exchange rate fluctuates around AR$ 3.70 per U.S. dollar, and the capital flight has increased as a result of the intensification of the international financial markets crisis and due to local factors. The Merval index closed on March 31, 2009 in 1,126 points, accumulating in 2009 a 4.3% in Peso-denominated gain, whereas it accumulated a 3.2% loss in US dollars. In turn, the interest rates were moderate compared to those at last fiscal year-end, with the interest rate for loans to first-level companies (“PRIME”) of 30 days having been set at 20.4% per annum (March 2009 average) and the interest rate for fixed-term banks deposits of over 1 million pesos (“BADLAR”) of 30 days having been set at 12.3% per annum (March 2009 average).

Argentina’s total sovereign debt decreased from US$ 189.8 billion, in the first quarter of 2005, to US$ 146.0 billion (equivalent to 44.4% of GDP) in the fourth quarter of 2008. Those levels of indebtedness are above the level as of December 2001, although the terms have been extended considerably and the service payment is lower. This reduction in the country’s sovereign indebtedness is due to the conclusion of the process to renegotiate the amounts defaulted in the first quarter of 2005 and to the early settlement of the full amount owed to the International Monetary Fund (“IMF”), made in January 2006, with a disbursement of about  US$ 9.5 billion. Notwithstanding this, there are still US$ 29.0 billion in indebtedness not submitted for swap (hold-outs) and approximately US$ 6.3 billion in indebtedness still pending for settlement with Club de París.

The perspectives for the next months indicate that economic activity will continue to slow down, affected by the international financial markets crisis, the local situation and technical factors related to the restriction of installed capacity and of energy supply and the decrease in terms of trade between Argentina and the rest of the world.

In the financial markets the perspective for the exchange rate points to a gradual slide of the Peso against the US Dollar, while interest rates will keep adjusting in real terms.

The following table sets forth rates of inflation, as measured by the Argentine wholesale price index (“WPI”) and the rate of real growth of Argentine GDP for the periods shown:

	March 31,
	2009	2008

WPI (% change) (1)	1.6	2.9

(1)	Price index figures are for the fiscal years ended December 31, 2008 and 2007.

	March 31,
	2009	2008

GDP (annual % change) (2)	-3.5	8.8

(2)	Official data.

Telecommunication rate regulations

Presidential Decree No. 764/00, issued to deregulate telecommunications services, sets forth that providers may freely establish the tariffs and/or the prices of the services supplied to objective categories of customers, which must be applied non-discriminatorily. However, if there were no effective competition, as it is the case with the services that generate a substantial part of Telefónica’s income, historical providers shall respect the maximum tariffs laid down in the General Tariff Structure. Below the values established in such Tariff Structure, these providers may establish their tariffs freely. To determine the existence of effective competition, the historical providers shall demonstrate that another or other providers of the same service have obtained 20% of the total revenue for such service in the local area of the Basic Telephony Service involved. Additionally, in the case of domestic and international long-distance services, effective competition shall be deemed to exist when customers in the area are able to choose through out the dialing selection method among more than two service providers offering more than one destination.

In 2000, Telefónica filed a request to the effect that effective competition be officially acknowledged in the Buenos Aires Multiple Area (“AMBA”). Pursuant to Resolution S.C. No. 304/03, the Secretary of Communications (“S.C.”) established that Telefónica should readjust the presentations submitted, supplying additional information. Telefónica has complied with this request and no resolution has yet been made in the case.

For the areas and services for which effective competition has not been declared to exist, tariff agreements established that the maximum tariff per pulse should be stated in U.S. dollars in addition to a right for Telefónica to choose whether to adjust such tariff from April 1 to October 1 of each year based on the variation in the Consumer Price Index of the United States of America. However, the Public Emergency and Foreign Exchange System Reform Law No. 25,561, dated January 6, 2002, provided that in the agreements executed by the Federal Administration under public law regulations, including public works and utilities, indexation clauses based on foreign countries’ price indexes and any other indexation mechanisms are annulled. Law No. 25,561 also established that the prices and tariffs resulting from such clauses are denominated in pesos at the AR$ 1 to US$ 1 exchange rate. Furthermore, this law authorized the PEN to renegotiate the above contracts taking into account the following criteria in relation to public utilities: (a) the impact of tariffs on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the systems comprised; and (e) the profitability of the companies.

The PEN, by means of Decree No. 293/02, entrusted the Ministry of Economy with the renegotiation of such agreements, including agreements that govern the provision of basic (fixed) telephony services. Presidential Decree No. 311/03 created the UNIREN, which shall be headed by the Ministers of Economy and Production, National Planning, Public Investment and Services. The UNIREN is in charge of pursuing the renegotiation process.

Presidential Decree No. 120/03 authorized the Argentine government to provide for interim tariff reviews or adjustments as may be deemed necessary or convenient for the purpose of ensuring the continued availability, safety and quality of services provided to users under these contracts until the conclusion of the renegotiation process.

Pursuant to several laws that established annual extensions, the term to carry out the renegotiation has been extended until December 31, 2009. The PEN shall be responsible for submitting the renegotiation proposals to the Argentine Congress, which has to communicate its decision within a period of 60 running days counted from the date of reception of the proposal. In the event such period expires without the Argentine Congress having reached a solution, the proposal is deemed accepted. If the proposal is rejected, the PEN shall resume the process to renegotiate the applicable agreement. Law No. 25,790 establishes that the decisions adopted by the PEN in this renegotiation process shall not be limited to, or subject to, the stipulations contained in the abovementioned regulatory frameworks currently governing the concession or license agreements for the respective public utilities. Renegotiation agreements may cover partial aspects of concession or license agreements, contain formulas to adjust such agreements or temporarily amend them and include the possibility of agreeing upon periodical reviews, as well as the establishment of conditions that must be met by the quality parameters applied to services. If there were temporary amendments, they should be taken into consideration in the terms of the final agreements reached with concessionaires or licensees. The legal provisions do not authorize public utilities contractors or concessionaires to suspend or alter compliance with their duties.

In accordance with Resolution No. 72/03, in February 2003, the Ministry of Economy approved a methodology to calculate and transfer to Telefónica’s customers the impact of the tax on bank account transactions imposed by Law No. 25,413 paid by Telefónica as from the date such resolution comes into force. Resolution No. 72/03 expressly refers to the Transfer Contract as the basis for the approval of such method. Pursuant to Resolution No. 72/03, all taxes paid prior to that date are included in the contractual renegotiation required by the Public Emergency Law.

Under the legal framework described, on May 20, 2004, Telefónica, Telecom Argentina S.A. (“Telecom S.A.”) and the Argentine Government signed a Memorandum of Understanding (the “Memorandum of Understanding”) pursuant to which they agreed to maintain the General Tariff Structure currently in force for the Basic Telephony Service until December 31, 2004, without waiving Telefónica’s rights. The parties also ratified their intent to reach a final contractual renegotiation before December 31, 2004, which finally did not happen. In addition, pursuant to the provisions of the Transfer Contract, they agreed that any new tax or charge, or any variation in those currently in force, subject to the control of Regulatory Authorities as established in sub-sections a), c) and d) under paragraph 12.15 of the List of Conditions, shall be disclosed in the bills issued to customers for services in the jurisdictions levied with the respective tax or charge.

With the objective of establishing mechanisms to enhance access to telecommunications services,  in the Memorandum of Understanding, an agreement was reached to implement the measures necessary to develop the following services:

a)
Virtual telephony cards for the beneficiaries of the head of household plan and for pensioners who do not have a telephone line and who meet the eligibility requirements set forth in the respective resolution.

b)	Internet access service in all its provincial centers at discount prices.

c)
Addition of the heads of household who own a telephone line and meet the respective eligibility requirements for registration, to be registered for the Program “Retirees, Pensioners and Low-Consumption Households”.

As stated in this Memorandum of Understanding, the S.C. issued Resolutions No. 261, No. 272 and No. 73, dated November 12, 2004, November 23, 2004, and March 31, 2005, respectively.

Resolution No. 261 approved Telefónica's promotional offer to provide dial-up Internet access service as described in sub-paragraph b) at lower prices to customers in urban areas located more than thirty (30) kilometers away from Telefónica's current hubs for the supply of 0610 Internet access service, in order to increase the number of areas that will have access to this service and based on discounts granted on telephone rates.

Pursuant to Resolution No. 272, the S.C. accepted Telefónica's proposal to implement the "Virtual Telephony" service for the beneficiaries of the Head of Household Plan mentioned in sub-paragraph a), consisting in the Value Added Voice Messaging Service, with a related telephone number that allows users to receive and store messages, available in the Buenos Aires Multiple Area, La Plata, Mar del Plata, Mendoza, Bahía Blanca and Neuquén.

Pursuant to Resolution No. 73, dated March 31, 2005 and the clarifying Resolution No. 149 dated June 21, 2005, Telefónica and Telecom S.A. were instructed to include the beneficiaries of the Head of Household Plan who already own a telephone line in the customer category “Retirees, Pensioners and Low-Consumption Households” as long as they meet the respective requirements for such category. For that purpose, Telefónica is under the obligation to request the Federal Social Security Authorities (“Anses”) to supply it with the National Register of Beneficiaries of the head of household plan.

The deep changes in the Argentine economic model experienced since early 2002 and the current legislative framework (Public Emergency Law) are to be considered extraordinary events that significantly altered the economic and financial equation and the system applicable to the industry, therefore allowing the renegotiation of the regime to adapt it to the new situation, in full compliance with the principles established in the List of Conditions and the Transfer Contract, in order to maintain a regular, continuous and efficient supply of telephony services. The Transfer Contract contemplates the possibility of automatically adjusting the tariffs in the case of extraordinary and unforeseen events thereby defined or government actions or decisions that significantly affect the Transfer Contract’s original financial equation. It also establishes a compensation on behalf of the Argentine government when there are extraordinary events, including actions and decisions of the government such as a freezing on tariffs or price controls, as well as the procedures to be followed to collect such compensation.

Telefónica filed the information required by the Argentine government and proposed to reestablish the tariff regime stipulated in the Transfer Contract, which contemplates peso-denominated tariffs whose intangibility is safeguarded by the application of the monthly Consumer Price Index in Argentina or, if there were significant differences between this index and the variation of the U.S. dollar, by the result obtained from the application of a polynomial formula that considers 40% of the monthly variation of the price of the U.S. dollar and 60% of the variation of the monthly Consumer Price Index in Argentina, which had been annulled with the enactment of the Convertibility Law and the issuance of Presidential Decree No. 2,585/91. Telefónica proposed different alternatives to achieve such objective, especially to handle the transition from current tariffs to those resulting from the application of the Transfer Contract.

In the Memorandum of Understanding 2006 mentioned in note 2.4.a) to the financial statements, the parties agreed to comply with and maintain the legal conditions provided in the Transfer Contract and regulations effective to date. Thirty days after the public hearing to discuss the Memorandum of Understanding 2006, which was celebrated on April 28, 2006, both Telefónica and its shareholders should suspend for 210 working days all the claims, remedies, and lawsuits filed or in progress before administrative and arbitral tribunals or any court of law, in Argentina or abroad, based on or related to the events occurred or measures taken as a result of the emergency situation under Law No. 25,561 regarding Telefónica’s license and Transfer Contract. In this sense, Telefónica and its shareholders filed in the time limits established, the suspension requested mentioned in the Memorandum of Understanding 2006 and then subsequent extensions which latest maturity date was on April 6, 2009. As of the expiration date, Telefónica, its shareholders and the Argentine government showed their intention to negotiate the terms of the next steps to be taken.

The Memorandum of Understanding 2006 provides that, in order to ensure the necessary foreseeability in the telecommunications sector and considering the telecommunications expertise and experience contributed by sector companies, the PEN committed its efforts to consolidating an adequate and consistent regulatory framework which, based on the legal and technical aspects of the industry, supplements and strengthens the regulations applicable to the sector.

In the opinion of Company’s management and its legal advisors, under the general principles of administrative law applicable to the List of Conditions and the Transfer Contract, the future rates should be set at levels sufficient to cover the cost of the service in order to preserve regular, uninterrupted and efficient provision of the public telephony utility service. It is possible that, over time, such rates scheme may not maintain the rate values in U.S. dollars or in constant pesos in relation to any future increase in the general price level.  If a future regulatory framework did not provide for the rates to change at a pace allowing balancing the economic and financial equation that both the List of Conditions and the Transfer Contract intended to preserve, such rate schedule could have an adverse impact on the Company’s financial position and future results. As of the date of issuance of these financial statements, the Company’s management could not predict the possible outcome of the renegotiation pursuant to Public Emergency Law or the rates system that will apply in future or when it will be implemented.

Phone Number Portability

On January 22, 2009, the Resolution No. 8/2009 of the S.C. was published in the Official Bulletin, through which an Ad Hoc Working Committee is created in order to elaborate a legislative project for the Phone Number Portability Regime.

The “Rules for Interconnection” (Exhibit II of Decree No. 764 dated September 3, 2000) set forth in Section 30.2 that clients and/or users have a right to the portability of their phone numbers. In addition, and according to Sections 4 and 30.1 of the Regulations above mentioned, the S.C. will determine the terms and conditions in which Providers will supply phone number portability.

The above-mentioned working committee shall began its activities within a three-day period as from the designation of its members: 3 representatives on behalf of the S.C. and 3 representatives on behalf of the National Communications Commission (“CNC”), and will produce the preliminary legislative draft for the Phone Number Portability Regime in a 120-day period.

Royalties to be paid to municipalities for public space occupancy

In May 2004, the lower House of the National Congress has passed a bill to modify Section 39 of the National Telecommunications Law No. 19,798 suppressing the exemption of any charges that may be imposed on the differential use of the ground, underground and air space in the national, provincial or municipal public utility for the set-up of telecommunications facilities and networks.

This proposed legislation is now to be debated by the Senate, though it is no longer being discussed in Congress. Should such bill become a law, the municipalities and the City of Buenos Aires would be empowered, as soon as the law is enacted, to impose royalties on such use, in accordance with the provisions of any applicable tax and tariff ordinances.

Telefónica considers that if such were the case, such taxes shall be transferable to the rates for telephony service in accordance with the tax stability rules in force in the current regulatory regime.

Corporate governance code

On October 11, 2007, the CNV, through its General Resolution No. 516/07, approved the minimum contents of the Corporate Governance Code of the companies authorized for public offering of their shares, which were approved as recommendations.

According to the above-mentioned Resolution, and in accordance with CNV Resolution together with the financial statements corresponding to the fiscal year ended December 31, 2008, the Company had to a report on its Corporate Governance Code. According to Resolution No. 544/08 of the CNV, a three-month extension has been granted in order to comply with this provision.

As from many years, the Company maintains high standards in terms of corporate governance, which are substantially in line with the new recommendations issued by the CNV Resolution.

On the Board meeting held on February 16, 2009, Telefónica’s Board of Directors approved the Good Corporate Governance Report 2008, which details the actions carried out as of that date, which was submitted to the CNV.

Comparison of results of operations for the three-month periods ended March 31, 2009 and 2008

All references made below to 2009 and 2008 are to the Company’s three-month periods ended March 31, 2009 and 2008, which are presented as described in note 2.1. to the financial statements.

In addition, references to “in real terms” and “in constant pesos” are to figures restated as described in note 2.2. to the financial statements. References to “in current terms” are to figures not restated by inflation.

As a consequence of TDA S.A. capital stock acquisition as described in note 18. to the financial statements, as from December 31, 2008, Telefónica has been presenting consolidated financial statements with those of its controlled company as supplementary information. Therefore, the Company does not present consolidated comparative information for the three-month period ended March 31, 2008. The consolidated financial statements as of March 31, 2009 and as of December 31, 2008 have been prepared considering TDA S.A. balance sheet as of those dates, and its operations and cash flows generated during the three-month period ended March 31, 2009.

The information presented for comparative purposes for the three-month period ended March 31, 2008, relates to Telefónica on unconsolidated basis.

Net Revenues

Net revenues increased by 23.2% to AR$ 1,355 million in 2009 from AR$ 1,100 million in 2008.

The increase in revenues was principally due to an increase in the consumption of different services, mainly internet, interconnection, long-distance service and a increase in the average number of lines.

The following table shows operating revenues stated in millions of pesos by category of services for the three-month periods ended March 31, 2009 and 2008:

	Amounts in million of pesos
	2009		2008		Variation
Basic telephone service
Measured service	317	23.4%	280	25.4%	13.2%
Monthly basic charges (1)	248	18.3%	222	20.2%	11.7%
Special services	374	27.6%	224	20.4%	67.0%
Public phones	23	1.7%	28	2.5%	-17.9%
Access charges	209	15.4%	201	18.3%	4.0%
International long-distance service	63	4.7%	58	5.3%	8.6%
Direct Lines	45	3.3%	36	3.3%	25.0%
Other	76	5.6%	51	4.6%	49.0%
Total	1,355	100%	1,100	100%	23.2%

(1)	Includes basic charges and charges for supplemental services.

The main variations refer to:

Measured service includes revenues that the Company collects from the traffic consisting of local and domestic long-distance calls made by its own customers to other of its own customers through the Company’s network, to customers of other operators routed through the Company’s network as well as other operators’ networks. In this last case, the Company bills and collects revenues for the termination of those calls (included in Access charges revenues), and pays to the other operators the cost of using their network (see cost of services provided “Fees and payments for services”).

Revenues from measured service increased by AR$ 37 million or 13.2% to AR$ 317 million in 2009 from AR$ 280 million in 2008. The variation was mainly due to: (i) higher income of flat rate services of AR$ 62 million, and (ii) a decrease in tariff discounts and in control lines of approximately AR$ 7 million in 2009 as compared to 2008. These increase were partially offset by a decrease in the average consumption of local and domestic long-distance use per line and in the average number of billable lines of approximately AR$ 32 million.

Revenues from monthly basic charges increased by AR$ 26 million or 11.7% to AR$ 248 million in 2009 from AR$ 222 million in 2008. The variation was mainly due to: (i) an increase in revenues from supplemental services, net of unprovided services, of approximately AR$ 15 million, (ii) an increase in monthly basic charges for approximately AR$ 8 million mainly due an increase of 4% in the average number of billable lines, and (iii) an increase in revenues from blocking control line services for AR$ 3 million mainly due to an increase in prices.

Revenues from special services increased by AR$ 150 million or 67.0% to AR$ 374 million in 2009 from AR$ 224 million in 2008. The variation was mainly due to: (i) an increase of internet service, due to higher income generated by ADSL access charges of AR$ 21 million, for ADSL monthly charges of AR$ 52 million and other value-added internet services of AR$ 11 million, due to the larger number of users; (ii) AR$ 68 million for data transmission related to the acquisition of TDA S.A. partially offset by; (iii) a decrease of AR$ 2 million in revenues from lower consumption of prepaid cards and virtual private networks.

Revenues from public phones decreased by AR$ 5 million or 17.9% to AR$ 23 million in 2009 from AR$ 28 million in 2008. The variation mainly results from a drop in the consumption and less number of lines in third party calling centers, in-store telephone booths and terminals.

Access charges: the Company bills and collects revenues resulting from call termination of other operators through the Company’s network, and pays to the other operators the cost of using their networks (see costs of services provided “Fees and payments for services”).

Revenues resulting from access charges (interconnection) in 2009 amounted to AR$ 209 million, as compared to AR$ 201 million in 2008, representing an increase of AR$ 8 million or by 4.0%. The variation mainly results from: (i) an increase in interconnection traffic of approximately AR$ 7 million, and (ii) an increase  in interconnection charges of approximately AR$ 1 million.
International long-distance service revenues increased by AR$ 5 million or 8.6% to AR$ 63 million in 2009 from AR$ 58 million in 2008. This variation was mainly due to an increase in customers and suppliers traffic.

Revenues from Direct Lines increased by AR$ 9 million or 25.0% to AR$ 45 million in 2009 from AR$ 36 million in 2008. The variation was mainly due to the increase in leases and monthly charges of direct line circuits.

“Other” revenues increased to AR$ 76 million in 2009 from AR$ 51 million in 2008 which represents an increase of AR$ 25 million or 49.0%. This variation was mainly generated by higher revenues related to advertising in telephone directories, and by an increase in other administration services.

Cost of Services provided, Administrative expenses and Selling expenses (“Operating cost”)

Cost of services provided, administrative expenses and selling expenses increased by 18.7% to AR$ 1,078 million in 2009 from AR$ 908 million in 2008.

The following table shows the breakdown of expenses for the three-month periods ended March 31, 2009 and 2008, stated in million pesos:

	Amounts in million of pesos
	2009		2008		Variation
Salaries and social security taxes	266	24.7%	201	22.1%	32.3%
Amortization of fixed assets and intangible assets	246	22.8%	248	27.3%	-0.8%
Fees and payments for services	358	33.2%	282	31.1%	27.0%
Material consumption and other expenditures	35	3.3%	28	3.1%	25.0%
Allowance for doubtful accounts	21	2.0%	15	1.6%	40.0%
Taxes	77	7.1%	65	7.2%	18.5%
Management fee	-	-	17	1.9%	-
Brand license fee	11	1.0%	-	-	-
Other	64	5.9%	52	5.7%	23.1%
Total	1,078	100%	908	100%	18.7%

The main variations of operating costs refer to:

Salaries and social security taxes increased by 32.3% or AR$ 65 million to AR$ 266 million in 2009 from AR$ 201 million in 2008. The variation was mainly due to an increase in salaries granted by the Company during 2008 and the first quarter of 2009 to employees, both included and not included in the collective bargaining agreement. These increases were accompanied by a decrease in the Company’s average headcount, which varied approximately 1.3% to 10,556 in 2009 from 10,700 in 2008, considering in 2009 the incorporation of TDA S.A.’s headcount (see note 18. to the financial statements).

The productivity index, measured as lines in service by employee increased from 417.0 in 2008 to 433.7 in 2009, which represents a 4.0% increase.

Total amortization of fixed assets and intangible assets decreased to AR$ 246 million in 2009 from AR$ 248 million in 2008. The decrease was mainly due to the assets that were no longer amortized as from March 2008 (mainly transmission, switching and radio equipment and IT applications), partially offset by the depreciation charges resulting from the additions of assets applied during 2008 and the first quarter of 2009.

Fees and payments for services increased by 27.0% or AR$ 76 million to AR$ 358 million in 2009 from AR$ 282 million in 2008.

In relation to the above mentioned variation, the main increases that are worth to be mentioned are:

•	Interconnection traffic and links with providers and outgoing international calls for AR$ 39 million;
•	Advertising expenses for AR$ 13 million, mainly generated by an increase in the number of advertising and telemarketing campaigns;
•	Maintenance of networks and buildings expenses for AR$ 16 million;
•	Expenses on IT services for AR$ 2 million;
•	Security, communication and traveling, and other expenses for AR$ 1 million;
•	Temporary personnel expenses for AR$ 4 million; and
•	Expenses related to the edition, printing and distribution of the telephone directories for AR$ 4 million.

These increases were partially offset by:

•	A decrease in paid commissions for sales for AR$ 3 million.

Costs for material consumption and other expenditures increased from AR$ 28 million in 2008 to AR$ 35 million in 2009. The main cause for the change was the increase in the supplies used by the Company, as a result of the larger average number of installed lines in basic telephony and ADSL and the higher prices of such supplies.

The allowance for doubtful accounts increased by a net of AR$ 6 million. The variation was mainly due to an increase in 2009 of the allowance for doubtful accounts of AR$ 25 million, which as compared to the AR$ 22 million charged of 2008, represents an increase of AR$ 3 million; and a total recovery of collection of past-due customers in 2009 of AR$ 4 million, which as compared to the AR$ 7 million recovered in 2008 represents a decrease of AR$ 3 million.

The charge to income for taxes increased by AR$ 12 million from AR$ 65 million in 2008 to AR$ 77 million in 2009. This variation is mainly due to an increase in the Company’s revenues, the taxable base for determination of certain taxes.

The charge to income for management fee decreased by AR$ 17 million. This variation corresponds to the maturity of the management agreement in April 2008 (see note 11.2. to the financial statements).

In 2009, the charge for brand license corresponds to the license agreement for the use of various of  TSA’s brand in Argentina various brands of its property (including the Telefónica brand). This agreement is effective as from May 1, 2008, through December 31, 2011, and may be renewed by any of the parties for three-year periods (see note 11.2 to the financial statements).

The charge to income for other operating costs increased from AR$ 52 million in 2008 to AR$ 64 million in 2009, representing a AR$ 12 million increase. The variation is manly due to an increase in cost of goods sold of AR$ 9 million; an increase of commission payments of AR$ 2 million; and an increase in insurance costs and others personnel expenses of AR$ 2 million; partially offset by a decrease in directors’ and statutory auditors’ payments of AR$ 1 million.

Other expenses, net

Other expenses, net increased from AR$ 31 million in 2008 to AR$ 36 million in 2009, which represents an increase of AR$ 5 million or 16.1%. The variation is mainly due to an increase in employee termination charges.

Financial income and losses

 For the three months periods ended March 31, 2009 and 2008, net financial income and losses amounted to losses of AR$ 138 million and AR$ 65 million, respectively, representing an increase of the loss of AR$ 73 million. This variation was mainly due to: (i) AR$ 14 million increase in holding loss from financial instruments, (ii) an increase in interest and net financial charges of AR$ 3 million, from a loss of AR$ 42 million in 2008 to a loss of AR$ 45 million in 2009, and (iii) AR$ 63 million increase in the loss from exchange differences, from a loss of AR$ 24 million in 2008 to a loss of AR$ 87 million in 2009, due to a depreciation of the peso in 2009 as compared to 2008; partially offset by, (iv) a loss in holding gain/loss from government securities and others financial expenses of AR$ 7 million in 2008, that were not incurred in 2009.

Income tax

The charge for income tax as of March 31, 2009 and 2008 amounted to AR$ 34 million and AR$ 32 million, respectively. The variation is mainly due to the increase in net income for the three-month periods ended March 31, 2009 as compared to the same period of 2008.

Net income

Net income increased from a gain of AR$ 64 million in 2008 to a gain of AR$ 69 million in 2009. The variation is mainly explained by an increase in net revenues, partially offset by increases in operating, administrative and selling expenses, and an increase in the loss from financial expenses.

Liquidity and capital resources

In 2009 and 2008, the Company used cash from operating activities, borrowed funds from financial institutions and used long-term bank credit lines to manage its liquidity and to finance its capital expenditures.

Cash and cash equivalents

Cash and cash equivalents were AR$ 530 million as of March 31, 2009 and AR$ 364 million as of March 31, 2008 (net of AR$ 281 million corresponding to Discount Bond, GDP-related securities, negotiable obligations of TMA S.A. and restricted assets). As of March 31, 2009, 57.4% of Company’s cash and cash equivalents are denominated in foreign currency. As a percentage of total assets, cash and cash equivalents represent 8.3% as of March 31, 2009.

Cash provided by operating activities decreased by AR$ 51 million, from AR$ 338 million in 2008 to AR$ 287 million in 2009.

Financial resources and investments

As of March 31, 2009, Telefónica held long-term funds from major financial institutions in an amount equivalent to AR$ 84 million with maturities in February 2011 and May 2017 accruing a nominal annual interest rate ranging from 1.75% to 2.30%. These funds have been borrowed under terms and conditions customary in this kind of transactions, which generally refer to the commitment not to encumber or grant security interests on its assets or on present or future revenues, other than certain permitted encumbrances or unless certain predetermined conditions are met.

As of March 31, 2009, there were three negotiable obligations series outstanding:

Issuance Month/Year	Face Value as of March 31, 2009 (in millions)	Term (in years)	Maturity Month/ Year	Rate per annum (%)	Use of proceeds
08/03	US$196.5 (b)	7	11/2010	9.125	a)
08/03	US$0.03	8	08/2011	8.85	a)
08/03	US$134.6	8	08/2011	8.85	a)

a)	Refinancing of liabilities.
b)
During April 2009 Telefónica accepted an offer to repurchase its negotiable obligations for a face value of US$ 1 million. As of March 31, 2009, this amount is not deducted from the nominal amount of the negotiable obligations with maturity in 2010.

The informative prospect related to the issuance of these negotiable obligations describes the issuance conditions in detail. The main stipulations concern: a) commitment of Telefónica not to create liens, except certain permitted liens, over its present or future assets or revenues, unless Telefónica's commitments under the negotiable obligations meet certain requirements; b) conditions for the early redemption of the issuance and c) events of default whereby the note holders could accelerate the maturity dates, such causes being, among others, failure to pay on the securities, default on other debts in amounts equal to or exceeding US$ 20 million, attachments which in the aggregate exceed US$ 10 million, etc.

Telefónica’s Shareholders’ Meeting held on December 19, 2003, approved the creation of a new global program (the “Program”) for the issuance of simple negotiable obligations not convertible into shares, denominated in pesos or in any other currency, with ordinary guarantee, in various series and/or successive tranches, either cumulative or non-cumulative, for a maximum outstanding amount of 1.5 billion pesos or its equivalent amount in other currencies, and delegated to the Board of Directors the ability to set the remaining issue conditions and to decide to request or not authorization to quote in the Buenos Aires Stock Exchange (“BCBA”) and the Mercado Abierto Electronico (“MAE”) (automated over-the-counter market in Argentina) and/or other foreign exchange markets. As of March 31, 2009, there are no negotiable obligations outstanding under this Program, which matured on April 23, 2009.

Main funds used in 2009 were to purchase fixed assets and to repay loans and interest. The funds used to purchase fixes assets and intangible assets in 2009 and 2008 amount to AR$ 95 million and AR$ 169 million

(in 2009 and 2008 net of AR$ 59 million and AR$ 15 million, respectively,  financed with trade payables), respectively.
The following table contains a breakdown of the Company’s consolidated investments in fixed assets and intangible assets (1) for the three-month periods ended March 31, 2009 and 2008 (see note 2.1 to the financial statements).

	Millions of Argentine pesos
	March 2009	March 2008 (2)
Land, buildings and equipment	3	1
Transmission and switching equipment	70	59
External plant	3	7
Telephone equipment	19	21
Materials	42	77
IT applications	14	12
Others	3	7
Total	154	184
(1)	Allocation of work in process and prepayments to vendors to each line item has been estimated.
(2)	See note 2.1 to the financial statements.

Foreign-denominated debt, receivables and investments

The Company’s consolidated bank and financial payables in foreign currencies as of March 31, 2009 amounted to approximately US$ 340 million (approximately AR$ 1.3 billion), 11 million euros (approximately AR$ 55 million), and 2.1 billion yens (approximately AR$ 78 million). As of March 31, 2009, the Company also had the equivalent of approximately AR$ 335 million of consolidated trade and other payables denominated in foreign currencies. Approximately AR$ 474 million of the Company’s consolidated receivables and investments are denominated in foreign currency.

As of March 31, 2009, the Company’s consolidated current assets are lower than its consolidated current liabilities by 225 million. The Company will finance the payment of liabilities with own funds provided by its operations and with bank loans.

The general financing policy is to cover future fund needs to continue its investment plan and repay short and long-term debt mainly with funds generated by the operations plus bank loans and/or access to capital markets and ultimately applying for financing from the Company's indirect parent company.

In the past, the Company managed to reduce gradually its financial indebtedness through a combination of cancellations at maturity, issuance of negotiable obligations, and short and long-term refinancings. The Company expects to arrange for additional placements in the future. Those placements, in conjunction with internally-generated cash flows and possible refinancings options and/or other financing alternatives that the Company may consider will, in the opinion of the Company’s management, enable the Company to settle or refinance successfully the remaining balance of its indebtedness.

Exposure to foreign exchange rates

In September 1999, Telefónica entered into a foreign currency swap agreements with Citibank N.A. to hedge the risk of fluctuations in the yen-U.S. dollar exchange rate, in connection with the loan whose nominal amount as of March 31, 2009 was 2.1 billion yen granted by The Export Import Bank of Japan (currently the Japan Bank for International Cooperation) and maturing in February 2011, which accrues interest at a rate of 2.3% per annum. Such swap agreement provides a fixed exchange rate of 104.25 yen per U.S. dollar. The interest rate to be paid to Citibank N.A. during the validity of the loan for the U.S. dollars received is 7.98% per annum. As of March 31, 2009, the related liability, taking into account the effect of the abovementioned swap and the additional interest accrued, amounts to US$ 21 million. The contract establishes, among other provisions for this type of transaction, certain events of default under which the creditor may accelerate payment terms. Events of default include failure to pay financial debts for amounts in excess of 2% of Telefónica's shareholders' equity. As of March 31, 2009 and December 31, 2008, the hedge relationships of this swap was deemed to be ineffective (see note 2.3.j) to the financial statements).

Telefónica uses foreign currency forward agreements, in order to hedge the risk associated with the exposure to the exchange rate of financial indebtedness denominated in U.S. dollar and in euros and trade payables denominated in US Dollars. As of March 31, 2009, Telefónica had entered into foreign currency forward agreements with local banks, offsetting at maturity, for a total of US$ 30 million and EUR 10 million. The maturity of these agreements occur from April to July 2009. The average exchange rate agreed upon for these transactions was AR$ 3.8223 per U.S. dollar and AR$ 5.0545 per euro. As of March 31, 2009 and December 31, 2008, the hedge relationships were deemed to be effective (see note 2.3.j) to the financial statements).

Contractual obligations and commercial commitments

The following table represents a summary of the Company’s consolidated contractual obligations and commercial commitments:

	Payments due by period in millions of Argentine Pesos
	Total	Less than 1 year	1-3 years	3-4 years	4-5 years	After 5 years
Contractual obligations
Bank and financial payables	1,611	162	1,424	10	7	8
Other obligations	1,793	1,484	81	34	33	161
Total contractual obligations	3,404	1,646	1,505	44	40	169

Other commercial commitments	277	96	149	24	2	6
Total commercial commitments	277	96	149	24	2	6

Bank and financial payables include principal and interest. For the debts that accrue a variable interest rate, the Company estimated interest payable based on interest rates in effect as of March 31, 2009. Actual interest payments may significantly differ from these estimates on account of interest rate fluctuations. In addition, approximately 100% of these obligations are denominated in foreign currency, and therefore principal and interest payments are estimated based on exchange rates in effect as of March 31, 2009. Actual foreign currency debt payments may significantly differ from these estimates due to exchange rate fluctuations.

Statistical data

The following table provides certain basic information relating to the development of Telefónica’s domestic telephone system.

	Operating Data
	March-09	March-08

Lines installed (1)	5,043,407	4,920,393
Lines in service (1)	4,594,911	4,573,247
Lines in service per 100 inhabitants (1) (2)	23.3	23.4
Lines in service per employee (1) (3)	433.6	417.0
Percentage of lines connected to digital exchanges (1)	100%	100%
Public telephones installed (1)	95,718	109,659

(1)	Unaudited information.
(2)	Southern region.
(3)	Considering lines in service and the total amount of employees as of the period-end. In 2009, the total amount of employees corresponds to consolidated information.

Prospects of Telefónica de Argentina S.A.

In the 2001 post crisis scenario, where the companies reacted by carrying out liability restructurings, mergers and acquisitions, the Company faced extraordinary challenges, focusing its decisions in the generation and protection of its cash flows and the fulfillment of its commitments.

Since 2003, the economy growth facilitated a gradual recovery of the telecommunications services demand, raising the consumption and favoring the development of new services, such as broad band, in a highly competitive environment.

In particular, the Company’s results of operations are sensitive to changes in the peso/ U.S. dollar exchange rate due to its primary assets and revenues are denominated in pesos while 46% of its total liabilities are denominated in foreign currency.

In this scenario, the Company has defined the following management priorities for the short and medium term, in order to reach its vision of “Improving people’s lives, facilitate business and contribute to communities progress in which we operate by supplying innovating services based on Information Technologies and communications”:

•	To continue developing the traditional basic telephone service and to add new value added services for the residential segment, small and medium companies, large companies and the Government;
•
Becoming a broadband provider company, leading Internet growth opportunities by developing ADSL, considered to be the main lever for growth in the residential segment. The growth plan launched by the Company has allowed it to consolidate its leading position in the area where it is the incumbent, maintaining quality and service standards comparable to the most developed markets around the world and has succeeded in overcoming the challenge of exceeding one million ADSL customers in 2008. Additionally, the Company continues to comply the increase of its offer of value-added services over broadband, enhancing its contents and increasing the variety of multimedia services;

•
To consolidate the Company as a comprehensive supplier for corporate customers, i.e., with a vision focused on integrated solutions based on information technology, adapted to the needs of different sectors of the economy;

•	To optimize the use of resources through operating efficiency;
•	To continue with adequate cash management, honoring commitments assumed;
•	To promote the development of an innovation-oriented culture;
•	To drive forward the Company’s conversion into an organization focused on, and committed to, the customer and to quality, through continued improvement in customer satisfaction and;
•	To contribute to Argentina’s economic and social development by reinforcing the Company’s positioning as a strategic ally of the country.

One of the Company’s goals is to deliver innovating services based on communication and information technology, looking for its customers to become fans of the Company, maximizing the synergies of a global and integrated company seeking innovation to capture primarily competitive advantages in marketing services, operational excellence, and technological development of the business, increasing our integrated solutions of communications and information, offering a broad range of products for each business unit, reinforcing the loyalty of our customers improving quality in our services and becoming one of the best places to work in Argentina.

The Company intends to continue consolidating its performance in the supply of basic telephone service and to strengthen its position as the leading provider of integrated business solutions in Argentina by providing a full range of services including voice, value added services, and particularly ADSL, and other high-technology products for various types of corporate users through different marketing channels.

In particular, the Company expects that the outcome of the renegotiations of the agreement with the Argentine Government; and how the government will regulate tariffs; may have a material effect on the results of its operations in future years accompanying the macroeconomic situation in Argentina, including the level of consumption, inflation, and exchange rate.

We expect our operational costs to rise during 2009 due to an increase in costs directly related to the increase in our sales, the effects of inflation in structure costs and the increase in salaries and social security contributions of our employees.

The Company’s current long-term business strategy is to maintain and enhance its position in Argentina’s competitive telecommunications market. This strategy requires innovation in the development of new offers of telecommunications services, in fixed service, Broad Band and other services, for corporate and residential customers, and the identification of opportunities in new geographical areas.

In this line, the Company will continue to invest substantial resources expecting to invest in 2009 approximately AR$ 950 million in fixed service and in Broad Band, empowering the contents and variety of the value added multimedia services that may be supplied with that service, as well as, in training and personnel development and in incentive programs to reduce costs and improve efficiency.

The Company considers that the implementation of these short- and long-term business strategies will continue having a positive impact on the competitiveness of its telecommunications activities, reducing the adverse effects of growing competition.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date:	June 4, 2009	By:	/s/ Pablo Luis Llauró
			Name:	Pablo Luis Llauró
			Title:	Assistant General Counsel